International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2020

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

December 31, 2020

Contents

Section I: Executive Summary	Summary Financial Results	4

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Summary of Financial Results	10
	Net Income	11

Section IV: Risk Management	Risk Governance	16
	Management of IBRD’s Risks	16

Section V: Governance	Senior Management Changes	25

List of Tables, Figures and Boxes	List of Tables, Figures and Boxes	26
	Tables	26
	Figures	26
	Box	26

IBRD Management’s Discussion and Analysis: December 31, 2020 1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the six months ended December 31, 2020 (FY21 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2020 (FY20). For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the six months ended December 31,		As of and for the fiscal years ended June 30,
	2020	2019	2020	2019	2018	2017
Lending Highlights (Section III)

Net commitments [a]	$10,366	$6,527	$27,976	$23,191	$23,002	$22,611

Gross disbursements [b]	13,855	8,488	20,238	20,182	17,389	17,861

Net disbursements [b]	8,986	3,642	10,622	10,091	5,638	8,731

Income Statement

Board of Governors-approved and other transfers	$(80)	$(340)	$(340)	$(338)	$(178)	$(497)

Net income (loss)	1,346	444	(42)	505	698	(237)

Balance Sheet

Total assets	$323,756	$276,111	$296,804	$283,031	$263,800	$258,648

Net investment portfolio (Section III)	90,442	70,711	82,485	81,127	73,492	71,667

Net loans outstanding	215,721	195,870	202,158	192,752	183,588	177,422

Borrowing portfolio [d]	255,418	220,282	237,231	228,763	213,652	207,144

Total equity	42,473	42,850	40,387	42,115	41,844	39,798

Non-GAAP Measures

Allocable Income (Section III)	$646	$707	$1,381	$1,190	$1,161	$795

Usable Equity [c,e] (Section IV)	48,825	45,722	47,138	45,360	$43,518	41,720

Equity-to-loans Ratio [e] (Section IV)	22.4%	22.7%	22.8%	22.8%	22.9%	22.8%

a.

Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations approved in the same fiscal year and.

b.	Amounts include transactions with the International Finance Corporation (IFC) and loan origination fees.
c.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Includes associated derivatives.
e.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing countries with loans, advisory services and analytical support. IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.

To meet its development goals, the WBG is increasing its focus on country programs in order to improve growth and development outcomes. The World Bank’s (Bank) operational realignment, which came into effect on July 1, 2020, strengthens the country-driven delivery model, while strengthening thought leadership on development issues of critical importance to sustainable growth and poverty alleviation. Support is being expanded for countries at lower levels of income, and fragile and conflict-affected states. The new model also strengthens the focus on Africa by creating two Vice Presidencies, one focused on Western and Central Africa and the other on Eastern and Southern Africa. Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation.

In March 2020, in response to the global outbreak of the coronavirus disease (COVID-19) and to support global public goods, as part of a WBG package, IBRD announced that it could deploy an estimated range of $50-$55 billion through June 30, 2021 to support member countries in their efforts to contain the pandemic and respond to its immediate health consequences as well as to address the social and economic effects. This amount was estimated in compliance with IBRD’s Financial Sustainability Framework based on market conditions at that time and is subject to revisions in order to ensure continued compliance with established risk limits.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

[2]

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development; leading on global issues; and improving the business model.

IBRD Management’s Discussion and Analysis: December 31, 2020 3

Management’s Discussion and Analysis	Section I: Executive Summary

Summary Financial Results

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability, along with evolving market conditions (see Section II - Financial Performance for details).

Net Income and Allocable Income

IBRD recorded net income of $1,346 million for the first six months of FY21, compared with net income of $444 million during the same period in FY20. The increase in net income was primarily due to higher net unrealized mark-to-market gains on IBRD’s non-trading portfolios. Unrealized mark-to-market gains and losses on the non-trading portfolios introduce volatility to IBRD’s net income. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income.

Allocable income is the income measure IBRD uses for making annual net income allocation decisions. During the first six months of FY21, allocable income was $646 million, a decrease of $61 million from the same period in FY20. The decrease was primarily due to lower net investment revenue during the first six months of FY21 as compared with the same period in FY20. (See Section III).

In millions of U.S dollars – YTD

Lending Operations

IBRD’s lending operations during the first six months of FY21 resulted in $10.4 billion of new net loan commitments (net of full terminations and cancellations approved in the same fiscal year) and $13.9 billion of gross loan disbursements. Positive net disbursement activity was the key driver in the increase in net loans outstanding, from $202.2 billion as of June 30, 2020 to $215.7 billion as of December 31, 2020.

In billions of U.S dollars

Net lending commitments (including guarantees) were $3.8 billion higher compared with the same period in FY20 (Table 5). The regions with the largest share of commitments in the first six months of FY21 were Latin America and the Caribbean with 40% and Europe and Central Asia with 23%.

4 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section I: Executive Summary

Net Investment Portfolio

IBRD’s net investment portfolio increased by $7.9 billion, from $82.5 billion as of June 30, 2020 to $90.4 billion as of December 31, 2020. The investments remain concentrated in the upper end of the credit spectrum, with 69% rated AA or above (see Table 9), reflecting IBRD’s objective of principal protection and its preference for high-quality investments.

The net investment portfolio level remained adequate to meet IBRD’s financial commitments even under potential scenarios of severe market disruption.

In billions of U.S. dollars

Borrowing Portfolio

As of December 31, 2020, the borrowing portfolio totaled $255.4 billion, $18.2 billion above June 30, 2020. The increase was mainly due to net medium-and long-term debt issuances during the period. The funds raised financed development and lending operations and satisfied liquidity requirements.

In billions of U.S. dollars

Usable Equity and Equity-to-Loans Ratio

IBRD’s usable equity increased by $1.7 billion compared with June 30, 2020. During the first six months of FY21, IBRD received $564 million of paid-in capital subscribed under the 2018 General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received for that increase to $2.1 billion, 28.6% of the total amount expected.

The Equity-to-Loans ratio was 22.4% as of December 31, 2020, lower compared with 22.8% as of June 30, 2020, as the increase in the loan and other exposures outpaced the increase in usable equity.

Ratio in percentages

IBRD Management’s Discussion and Analysis: December 31, 2020 5

Management’s Discussion and Analysis	Section II: Overview

Section: II Overview

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with a global reach. IBRD’s value derives from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans are offered on fixed and variable terms in multiple currencies. However, borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 illustrates IBRD’s financial business model.

6 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section II: Overview

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility on net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). These revenues cover administrative expenses, provision for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

In 2018, the Board of Governors (the Governors) endorsed a capital package consisting of a series of policy and financial measures designed to enhance IBRD’s equity, lending capacity, and its ability to fund priorities that meet shareholder goals while also ensuring its long-term financial sustainability. The package included the following:

1)	a GCI and SCI that will provide up to $7.5 billion in additional paid-in capital, which was approved by the Governors on October 1, 2018;

2)	new loan pricing measures, which became effective from July 1, 2018;

3)	an increase in the Single Borrower Limit (SBL) with differentiation based on per capita income;

4)	continued efficiency measures and administrative simplification; and

5)	a financial sustainability framework, under which management provides an update of the sustainable annual lending level and the Board approves a crisis buffer, which enables IBRD to respond to crises.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: December 31, 2020 7

Management’s Discussion and Analysis	Section II: Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU, along with its subsequent amendments, introduces a new credit loss methodology, the Current Expected Credit Losses (CECL) methodology. The ASUs also requires additional credit risk measurement disclosures. IBRD adopted the ASUs on July 1, 2020 (see Notes to Condensed Quarterly Financial Statements, Note A – Summary of Significant Accounting and Related Policies).

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1, for details of the adjustments to reported net income required to calculate allocable income.

The volatility in IBRD’s net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values reflected in the Statement of Income.

8 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section II: Overview

In line with its financial risk management policies, for the non-trading portfolios, unrealized gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loans and other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

IBRD Management’s Discussion and Analysis: December 31, 2020 9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Summary of Financial Results

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

			Impact on income
For the six months ended December 31,	2020	2019	Decrease	Increase
Interest revenue, net of borrowing expenses
Loan interest revenue, net	$885	$1,129
Other ALM derivatives, net	280	15
Investment revenue, net [a]	45	91

Net interest revenue	$1,210	$1,235

Provision for losses on loans and other exposures, net	(56)	(30)
Net non-interest expenses (Table 7)	(676)	(618)
Net other revenue (Table 6)	157	143
Board of Governors-approved and other transfers	(80)	(340)
Non-functional currency translation adjustments, (losses) / gains, net	(44)	16
Unrealized mark-to-market gains on non-trading portfolios, net [b]	835	38

Net income	$1,346	$444

Adjustments to reconcile net income to allocable income:
Pension [c] and other adjustments	11	(23)
Board of Governors-approved and other transfers	80	340
Non-functional currency translation adjustments, losses / (gains), net	44	(16)
Unrealized mark-to-market gains on non-trading portfolios, net [b]	(835)	(38)

Allocable income	$646	$707

a.	Amounts include unrealized mark-to-market gains (losses) on the Investments-Trading portfolio.
b.	Adjusted to exclude amounts reclassified to realized gains (losses).
c.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan contributions were $121 million for FY21 YTD, and $112 million for FY20 YTD.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of December 31, 2020, total assets increased by 9% from June 30, 2020. The increase was primarily driven by an increase in net loans outstanding.

Table 2: Condensed Balance Sheet

  In millions of U.S. dollars

As of	December 31, 2020	June 30, 2020	Decrease	Increase
Due from banks	$2,005	$1,870
Investments	94,479	84,161
Net loans outstanding [a]	215,721	202,158
Derivative Assets, net	6,585	3,744
Other assets	4,966	4,871

Total Assets	$323,756	$296,804

Borrowings	267,900	243,240
Derivative Liabilities, net	879	1,473
Other liabilities	12,504	11,704
Equity	42,473	40,387

Total Liabilities and Equity	$323,756	$296,804

a.	The fair value of IBRD’s loans was $223,454 million as of December 31, 2020 ($209,613 million – June 30, 2020).

10 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section III: Financial Results

Net Income

IBRD had net income of $1,346 million for the first six months of FY21, compared with net income of $444 million during the same period in FY20. The increase in net income in FY21 YTD primarily reflects unrealized mark-to-market gains on the loan-related derivatives and the borrowing portfolio, mainly driven by the increase in interest rates during the period (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K11).

Results from Lending activities

Loan Interest Revenue, net

Loans are funded by equity and borrowings raised in the capital markets. The lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans.

For the first six months of FY21, IBRD’s loan interest revenue, net was $885 million, a decrease of $244 million compared with the same period in FY20 (Figure 4). The decrease was driven mainly by the effect of the decreasing interest rates during the period on the portion of the loan portfolio that is sensitive to interest rate movements. This was partially offset by the higher lending volume during the period.

Under IBRD’s pricing policy, the cost of funding is passed on to borrowers. This pricing policy, combined with the effect of IBRD’s Other ALM derivatives, which moderates the impact of rates on the portion of the loan portfolio sensitive to interest rate movements, stabilizes interest revenue earned from loans. The combined effect of the interest revenue from Other ALM derivatives, net, along with loan interest revenue, net was an increase of $21 million for the first six months of FY21 compared to the same period of FY20.

Figure 3: Net Loans Outstanding

In billions of U.S. dollars

Table 3: Net Loans Outstanding activity

In millions of U.S. dollars

Net Loans outstanding as of June 30, 2020	$202,158
Activity during the period:
Gross loan disbursements	13,855
Loan repayments	(4,869)
Change in accumulated provision for loan losses [a]	420
Change in deferred Loan Income	(6)
Translation adjustments	4,163

Total activity	$13,563

Net Loans outstanding as of December 31, 2020	$215,721

a.	See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Figure 4: Loan Interest Revenue, net

In millions of U.S. dollars, YTD

IBRD Management’s Discussion and Analysis: December 31, 2020 11

Management’s Discussion and Analysis	Section III: Financial Results

As of December 31, 2020, 80% of IBRD’s total loans outstanding after derivatives were denominated in U.S. dollars, and 19% were denominated in Euro. For the regional presentation of loans outstanding, see Notes to Condensed Quarterly Financial Statements, Note D: Loans and other exposures, Table D7.

Gross disbursements during the first six months of FY21 were $13.9 billion, 63% higher compared with the same period in FY20 (Table 4), primarily due to a higher level of Development Policy Financing (DPF) disbursements.

Table 4: Gross Disbursements by Region

In millions of U.S. dollars

	2020		2019
For the six months ended December 31,	Amount	% of total	Amount	% of total	Variance
Eastern and Southern Africa	$158	1%	$558	6%	$(400)
Western and Central Africa	50	*	77	1	(27)
East Asia and Pacific	2,007	14	1,642	19	365
Europe and Central Asia	1,815	13	1,567	19	248
Latin America and the Caribbean	5,890	43	2,931	35	2,959
Middle East and North Africa	1,884	14	856	10	1,028
South Asia	2,051	15	857	10	1,194

Total	$13,855	100%	$8,488	100%	$5,367

*	Indicates percentage less than 0.5%.

Net commitments during the first six months of FY21 were $10.4 billion, 59% higher compared with the same period in FY20 (Table 5), primarily due to higher levels of DPF and Investment Project Financing (IPF) commitments.

Table 5: Net Commitments by Region

In millions of U.S. dollars

	2020			2019
For the six months ended December 31,	Amount	% of total		Amount	% of total	Variance
Eastern and Southern Africa	$40	*	%	$1,425	22%	$(1,385)
Western and Central Africa	—	—		—	—	—
East Asia and Pacific	1,588	15		986	15	602
Europe and Central Asia	2,316	23		1,210	19	1,106
Latin America and the Caribbean	4,175	40		1,198	18	2,977
Middle East and North Africa	1,000	10		1,075	16	(75)
South Asia	1,247	12		633	10	614

Total	$10,366	100%		$6,527	100%	$3,839

*	Indicates percentage less than 0.5%.

Results from Investing Activities

Investment Portfolio

IBRD’s net investment portfolio was $90.4 billion as of December 31, 2020 ($82.5 billion as of June 30, 2020). Of this amount, $87.5 billion related to the liquid asset portfolio ($79.9 billion as of June 30, 2020). See Notes to Condensed Quarterly Financial Statements, Note C: Investments. The increase in the liquid asset portfolio is primarily due to proceeds from new debt issuances, partially offset by net loan disbursements during the period.

Net Investment Revenue

For the first six months of FY21, IBRD’s net investment revenue was $45 million, $46 million lower compared with the same period in FY20, mainly due to the lower unrealized mark-to-market gains in the current period.

12 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section III: Financial Results

Figure 5: Net Investment Portfolio

In billions of U.S. dollars

Figure 6: Net Investment Revenue

In millions of U.S. dollars, YTD

Results from Borrowing Activities

As of December 31, 2020, the borrowing portfolio totaled $255.4 billion, an $18.2 billion increase compared with June 30, 2020 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The increase was primarily due to net issuances of medium-and long-term debt during the period of $37.4 billion, which were highly diversified, with an average maturity of 7.8 years. The funds raised financed development lending operations and satisfied the liquidity requirements.

Figure 7: Borrowing Portfolio (original maturities)

In billions of U.S. dollars

Net Other Revenue

Net other revenue represents certain non-interest sources of revenue. Table 6 provides details on the composition of net other revenue, which was $14 million higher in the first six months of FY21, compared with the same period in FY20. The increase was mainly due to the higher earnings from Post-Employment Benefit Plan (PEBP).

Table 6: Net Other Revenue

In millions of U.S. dollars

For the six months ended December 31,	2020	2019	Variance
Loan commitment fees	$57	$56	$1
Guarantee fees	7	8	(1)
Net Earnings from Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF)	101	25	76
PEF and PAF [a]	(8)	30	(38)
Others	*	24	(24)

Net other revenue (Table 1)	$157	$143	$14

a.

Amounts are fully offset by fair value changes in trades (facing counterparties) related to PEF and PAF, which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1). All PEF related trades matured in July 2020.

*	Indicates amounts less than $0.5 million.

IBRD Management’s Discussion and Analysis: December 31, 2020 13

Management’s Discussion and Analysis	Section III: Financial Results

Net Non-Interest Expenses

As shown in Table 7, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally-funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 7 include costs related to IBRD-executed trust funds and other externally funded activities.

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Table 7: Net Non-Interest Expenses

In millions of U.S. dollars

For the six months ended December 31,	2020	2019	Variance
Administrative and pension expenses
Staff costs	$493	$478	$15
Travel	4	73	(69)
Consultant and contractual services	168	160	8
Pension and other post-retirement benefits [a]	224	149	75
Communications and technology	30	25	5
Premises and equipment	61	61	—
Other expenses	12	6	6

Total administrative and pension expenses [b]	$992	$952	$40

Grant making facilities	15	17	(2)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(200)	(210)	10
Other revenue	(131)	(141)	10

Total revenue from externally funded activities	$(331)	$(351)	$20

Net non-interest expenses (Table 1)	$676	$618	$58

a.	Includes all components of pension costs. See Notes to Condensed Quarterly Financial Statements, Note H: Pension and Other Post-Retirement Benefits.
b.	Includes expenses related to IBRD executed trust funds of $200 million for FY21 and $210 million for FY20.

Net non-interest expenses for the first six months of FY21 increased compared with the same period last year. This is primarily due to the increase in pension costs driven by a decrease in the discount rate, which resulted in higher amortization of unrecognized actuarial losses, and an increase in the share of costs allocated to IBRD. The increase in administrative expenses was partially offset by a significant reduction in travel costs due to COVID-19.

Unrealized mark-to-market gains/losses on non-trading portfolios

Unrealized mark-to-market gains and losses associated with the non-trading portfolios, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first six months of FY21, $835 million of net unrealized mark-to-market gains ($38 million net unrealized mark-to-market gains for same period in FY20) were excluded from reported net income to arrive at allocable income (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K11).

14 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section III: Financial Results

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives which convert the loans from fixed-rate to variable-rate instruments for asset liability management purposes, are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not reflected in the reported net income. Net income includes only the unrealized mark to market gains and losses on loan related derivatives, which for the first six months of FY21 was a gain of $757 million, primarily due to the increase in U.S. dollar interest rates during the period. See Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value, and, therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are offset by unrealized mark-to-market gains and losses on the underlying bonds, except for changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA) which are recorded in AOCL. For the first six months of FY21, the DVA represents $1,174 million of unrealized mark-to-market losses resulting mainly from the tightening of IBRD’s credit spreads relative to LIBOR during the period. As of December 31, 2020, IBRD’s Condensed Balance Sheet included a cumulative DVA of $ 40 million loss reflected in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (See Notes to the Condensed Quarterly Financial Statements, Note K – Other Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans funded by equity. The Other ALM portfolio consists of derivatives which convert variable rate cash flows to fixed rate cash flows. For the first six months of FY21, IBRD recorded unrealized mark to market losses of $388 million on this portfolio primarily due to the increase in U.S. dollar interest rates during the period. As of December 31, 2020, the duration of this portfolio was 4.3 years.

Transfers to Affiliated Organizations

Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Governors. Under a formula-based approach for IBRD’s income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD’s financial results. For allocations out of the FY20 net income, the Board approved holding $331 million in IBRD’s Surplus account, as a measure of prudence in view of the uncertain outlook due to the COVID-19 crisis, retaining the option to keep those funds with IBRD to strengthen its reserves should a downside scenario materialize. Based on the updated outlook, on December 11, 2020, the Board recommended to the Governors the approval of the transfer of $331 million to IDA. Subsequently, on January 25, 2021, the Governors approved the transfer, which was made on February 1, 2021.

IBRD Management’s Discussion and Analysis: December 31, 2020 15

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas,

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

16 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section IV: Risk Management

Coronavirus Disease 2019 (COVID-19) Outbreak

The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

In light of COVID-19, IBRD faces additional credit, market and operational risks for its activities. IBRD continues to monitor developments and to manage the risks associated with all its portfolios. IBRD’s announced lending capacity response to the outbreak was estimated within its existing financial, operational and risk management policies as well as prescribed limits, which have not been modified for this response to the outbreak, as described in Section I.

As of December 31, 2020, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources, despite recent market volatility. The liquid asset portfolio was 129% of the Target Liquidity Level. In the first six months in FY21, IBRD continued to maintain a robust liquidity position and flexibility to access the necessary liquidity resources.

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions reflect IBRD’s current assessment of country risk ratings. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

Home-based work continues in IBRD offices throughout the world, with certain exceptions, in line with IBRD’s Business Continuity Procedure. In addition, IBRD has adopted other prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and holding public events in virtual format.

While the duration of the COVID-19 pandemic and its effects are difficult to predict at this time, IBRD has continued to respond to demand and operate our core business functions effectively by utilizing technology for remote work, and by leveraging our extensive local presence in client countries around the world.

Management has an office reopening framework that prioritizes staff health and safety while taking into consideration risks including business continuity. The office reopening framework provides for the incremental return to office and on-site business activities in stages or “tiers,” allowing for enough time in between tiers to assess risk and preparedness indicators. IBRD continues to monitor risks associated with COVID-19 and prepare plans to respond in case the situation deteriorates.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 8, IBRD’s equity-to-loans ratio decreased to 22.4% as of December 31, 2020, from 22.8% as of June 30, 2020, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

IBRD Management’s Discussion and Analysis: December 31, 2020 17

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	December 31, 2020	June 30, 2020	Total	Due to Activities	Due to Translation Adjustments
Usable paid-in capital	$18,089	$17,288	$801	$567	$234
Special reserve	293	293	—	—	—
General reserve [a]	30,387	30,387	—	—	—
Cumulative translation adjustment [b]	(1)	(737)	736	—	736
Other adjustments	57	(93)	150	203	(53)

Equity (usable equity)	$48,825	$47,138	$1,687	$770	$917

Loans exposure	$217,409	$204,231	$13,178	$8,986	$4,192
Present value of guarantees	3,098	3,264	(166)	(318)	152
Effective but undisbursed DDOs	—	1,834	(1,834)	(1,834)	—
Related accumulated provisions	(1,549)	(1,669)	120	147	(27)
Deferred loan income	(489)	(474)	(15)	(6)	(9)
Other exposures	(726)	(727)	1	1	—

Loans (total exposure)	$217,743	$206,459	$11,284	$6,976	$4,308

Equity-to-Loans Ratio	22.4%	22.8%

a.	June 30, 2020 amount includes the proposed transfer to the General Reserve, which was approved by IBRD’s Executive Directors on August 7, 2020.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation in the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Figure 9: Country Exposures as of December 31, 2020

In billions of U.S. dollars

18 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section IV: Risk Management

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers, accounts for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for 61% of IBRD’s total exposure as of December 31, 2020.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under this system, for FY21 the SBL is $23.5 billion for highly creditworthy countries below the GDI, and $20.5 billion for highly creditworthy countries above the GDI.

Accumulated Provision on Loans and Other Exposures

Beginning July 1, 2020, IBRD records a provision to reflect the expected losses inherent in its loan and other exposures, including protection provided under the Exposure Exchange Agreement. Prior to July 1, 2020, the provision was determined based on the incurred loss model. On July 1, 2020, IBRD recorded a transition adjustment of $203 million, increasing the opening balance of retained earnings. This adjustment represented the difference between the previous method and CECL (see Notes to Condensed Quarterly Financial Statements, Note A – Summary of Significant Accounting and Related Policies). For the first six months of FY21, IBRD recorded a provision for losses on loans and other exposures of $56 million, primarily reflecting the impact of the increase in exposures during the period.

As of December 31, 2020, IBRD’s accumulated provision for losses on loans and other exposures was $ 1,565 million, including $317 million of accumulated provision related to Loan commitments (see Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures). This was less than less than 1% of the underlying exposures ($1,698 million as of June 30, 2020, less than 1% of total exposures).

As of December 31, 2020, 0.2% of IBRD’s loans were in nonaccrual status, all to Zimbabwe. During the first six months of FY21, IBRD did not receive any payments towards overdue interest and principal from Zimbabwe ($1.5 million for FY20 YTD). (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure increased by $10.9 billion during the first six months of FY21, to $94.3 billion as of December 31, 2020, consistent with the increase in the investment portfolio.

As shown in Table 9, the credit quality of IBRD’s investment portfolio remains concentrated in the upper end of the credit spectrum, with 69% of the portfolio rated AA or above and the remainder predominantly rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties principally consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

IBRD Management’s Discussion and Analysis: December 31, 2020 19

Management’s Discussion and Analysis	Section IV: Risk Management

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of December 31, 2020
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$26,826	$12,491	$—	$39,317	42%
AA	3,128	21,315	1,021	25,464	27
A	15,822	13,102	487	29,411	31
BBB	1	41	—	42	*
BB or lower/unrated	39	6	—	45	*

Total	$45,816	$46,955	$1,508	$94,279	100%

	As of June 30, 2020
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$22,620	$14,069	$—	$36,689	44%
AA	2,109	23,226	683	26,018	31
A	11,128	9,245	215	20,588	25
BBB	1	38	—	39	*
BB or lower/unrated	41	5	—	46	*

Total	$35,899	$46,583	$898	$83,380	100%

a.  Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating if an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (See Table 10).

IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of

December 31, 2020, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 10: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of December 31, 2020
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$11,798	$1,603

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	1,770	8

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	2,867	406

			$16,435	$2,017

20 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section IV: Risk Management

Effect of Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in the table below, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.

Table 11: Effect of Credit on IBRD’s Portfolios

In millions of U.S. dollars

As of December 31, 2020	Credit Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$95
Loan portfolio [b]	(39)
Other ALM portfolio	(* )
Investment portfolio	(3)

Total gains	$53

a. Excludes CVA and DVA on derivatives. b. If loans were measured at fair value.
* Sensitivity is marginal.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in the table below where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in interest rates.

Table 12: Effect of Interest Rates on IBRD’s Portfolios

In millions of U.S. dollars

As of December 31, 2020	Interest Rate Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$6
Loan portfolio [b]	(18)
Other ALM portfolio	(19)
Investment portfolio	(1)

Total losses	$(32)

a. After the effects of derivatives. b. If loans were measured at fair value.

IBRD Management’s Discussion and Analysis: December 31, 2020 21

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 10 illustrates how the use of derivatives affects the overall sensitivity of the borrowing, loan, other ALM and investment portfolios. It illustrates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio a one-basis-point upward parallel shift in interest rates would result in $112 million of unrealized mark-to-market gains on bonds which would be offset by $106 million of unrealized mark-to-market losses on swaps. Loans are illustrated as if they were measured at fair value.

Figure 10: Sensitivity to Interest Rates as of December 31, 2020

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Low Interest Rate Environment

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2020). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In the first six months of FY21, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (see Table 1).

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: a charge for the risk that actual funding costs are higher than projected

See discussion of recent changes in the section below on Alternative Reference Rate.

Liquid Asset Portfolio Spread Exposure

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

22 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section IV: Risk Management

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.

Alternative Reference Rate

In July 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it will no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021 and, therefore, market participants, including IBRD and its borrowers need to move to alternative reference rates because the availability of LIBOR after this date is not a certainty. Although, the transition from LIBOR is faced with numerous uncertainties and challenges, the transition decision is aimed at increased transparency in the financial markets by better aligning the alternative reference rates with actual market transactions.

IBRD previously completed an initial impact assessment of its exposure, both quantitatively and qualitatively, to LIBOR and developed an implementation roadmap for the LIBOR transition. As part of the communication strategy for the transition, senior management has also met with various internal and external key stakeholders to discuss the important nature of the transition. In FY20, IBRD’s Executive Directors endorsed an omnibus amendment process with borrowers for loan agreements to address the replacement of LIBOR, allowing IBRD to maintain and preserve the pre-existing relationship between its funding costs and lending rates and maintain the principles of fairness and equivalence for any replaced reference rate. The contract amendments will enable similar treatment to all loans by bringing the fallback provisions related to changes in the reference rate in the General Conditions into conformity with the revised General Conditions of December 2018. The new language permits IBRD to transition the interest rate to alternative reference rates when a suitable alternative is available, and it is appropriate to do so. During FY21, loan agreement omnibus amendments were distributed to borrowers and IBRD has started receiving signed amendments from borrowers. IBRD is actively working through this transition and is analyzing the impact from multiple perspectives: lending, funding, accounting, operations, information technology, liquidity investing, risk and legal, considering the portfolio of existing loans and other instruments that use LIBOR as a benchmark. As the market undergoes fundamental changes due to the transition to alternative reference rates, as a part of its interest rate risk management, on January 26, 2021, IBRD’s Executive Directors approved a suspension of the offering of loans on fixed spread terms as well as suspension of a related conversion feature from the variable spread terms to fixed spread terms, effective from April 1, 2021. IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed and to ensure an orderly transition to the alternative reference rates. IBRD is managing the transition prudently and in a cost-effective manner.

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to absorb unexpected losses from arrears on loan repayments better, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

IBRD Management’s Discussion and Analysis: December 31, 2020 23

Management’s Discussion and Analysis	Section IV: Risk Management

Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline (150% of Target Liquidity Level) applies to the portfolio and it continues to function as a guideline rather than a hard ceiling (see Table 13).

Table 13: Liquidity Levels for FY21

	In billions of U.S. dollars	% Of Target Liquidity Level

Target Liquidity Level	$68.0

Guideline Maximum Liquidity Level	102.0	150%

Prudential Minimum Liquidity Level	54.4	80%

Liquid Asset Portfolio as of December 31, 2020	87.5	129%

The FY21 Target Liquidity Level is $2 billion higher than the prior year, reflecting the higher Prudential Minimum, which was due to the higher projected debt service for FY21.

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

24 IBRD Management’s Discussion and Analysis: December 31, 2020

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance

Senior Management Changes

There were no Senior Management changes during the period.

IBRD Management’s Discussion and Analysis: December 31, 2020 25

Management’s Discussion and Analysis

List of Tables, Figures and Boxes

Tables

Table 1: Condensed Statement of Income	10
Table 2: Condensed Balance Sheet	10
Table 3: Net Loans Outstanding activity	11
Table 4: Gross Disbursements by Region	12
Table 5: Net Commitments by Region	12
Table 6: Net Other Revenue	13
Table 7: Net Non-Interest Expenses	14
Table 8: Equity-to-Loans Ratio	18
Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	20
Table 10: Non-Commercial Counterparty Credit Risk	20
Table 11: Effect of Credit on IBRD’s Portfolios	21
Table 12: Effect of Interest Rates on IBRD’s Portfolios	21
Table 13: Liquidity Levels for FY21	24
Figures
Figure 1: IBRD’s Financial Business Model	7
Figure 2: Sources and Uses of Revenue	8
Figure 3: Net Loans Outstanding	11
Figure 4: Loan Interest Revenue, net	11
Figure 5: Net Investment Portfolio	13
Figure 6: Net Investment Revenue	13
Figure 7: Borrowing Portfolio (original maturities)	13
Figure 8: Net Non-Interest Expenses	14
Figure 9: Country Exposures as of December 31, 2020	18
Figure 10: Sensitivity to Interest Rates as of December 31, 2020	22
Box
Box 1: Selected Financial Data	2

26 IBRD Management’s Discussion and Analysis: December 31, 2020

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2020

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2020 (Unaudited)	June 30, 2020 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$1,883	$1,748

Restricted cash	122	122

	2,005	1,870

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $25 million—December 31, 2020; $8 million—June 30, 2020)—Notes C and K	94,140	83,767

Securities purchased under resale agreements—Notes C and K	339	394

Derivative assets, net—Notes C, E, F and K	6,585	3,744

Loans outstanding—Notes D, I and K

Total loans approved	282,895	274,047

Less undisbursed balance (including signed loan commitments of $55,750 million — December 31, 2020, and $54,834 million — June 30, 2020)	(65,486)	(69,816)

Loans outstanding	217,409	204,231

Less:

Accumulated provision for loan losses	(1,199)	(1,599)

Deferred loan income	(489)	(474)

Net loans outstanding	215,721	202,158

Other assets—Notes C, D, E and I	4,966	4,871

Total assets	$323,756	$296,804

28 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

	December 31, 2020 (Unaudited)	June 30, 2020 (Unaudited)
Liabilities

Borrowings—Notes E and K	$267,900	$243,240

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	35	36

Derivative liabilities, net—Notes C, E, F and K	879	1,473

Other liabilities—Notes C, D and I	12,469	11,668

Total liabilities	281,283	256,417

Equity

Capital stock—Note B

Authorized capital (2,783,873 shares—December 31, 2020, and June 30, 2020)

Subscribed capital (2,427,191 shares—December 31, 2020, and 2,387,388 shares—June 30, 2020)	292,804	288,002

Less uncalled portion of subscriptions	(274,206)	(269,968)

Paid-in capital	18,598	18,034

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(368)	(373)

Receivable amounts to maintain value of currency holdings	(226)	(299)

Deferred amounts to maintain value of currency holdings	142	(14)

Retained earnings (see Condensed Statement of Changes in Retained Earnings and Note G)	30,314	28,765

Accumulated other comprehensive loss—Note J	(5,987)	(5,726)

Total equity	42,473	40,387

Total liabilities and equity	$323,756	$296,804

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2020	2019	2020	2019
Net interest revenue

Interest revenue
Loans, net—Note D	$536	$1,186	$1,254	$2,510
Other asset/liability management derivatives, net	154	20	280	15
Investments-Trading, net	52	342	132	755
Other, net	(7)	40	(6)	45

Borrowing expenses, net—Note E	(144)	(1,006)	(487)	(2,188)

Interest revenue, net of borrowing expenses	591	582	1,173	1,137

Provision for losses on loans and other exposures—Note D	(17)	(24)	(55)	(30)

Non-interest revenue
Revenue from externally funded activities—Note I	189	182	331	351
Commitment charges—Note D	28	29	57	56
Other	7	10	17	42

Total	224	221	405	449

Non-interest expenses

Administrative—Notes H and I	(518)	(490)	(986)	(980)

Pension—Note H	(3)	14	(6)	28

Contributions to special programs	(15)	(17)	(15)	(17)

Other	(5)	(4)	(11)	(10)

Total	(541)	(497)	(1,018)	(979)

Board of Governors-approved and other transfers—Note G	(80)	(259)	(80)	(340)

Non-functional currency translation adjustment (losses) gain, net	(55)	16	(44)	16

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	58	92	129	146

Unrealized mark-to-market gains on non-trading portfolios, net—Notes D, E, F and K	490	429	836	45

Net income	$670	$560	$1,346	$444

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2020	2019	2020	2019
Net income	$670	$560	$1,346	$444
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	95	43	189	86
Amortization of unrecognized prior service costs	6	6	12	12
Net change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	(558)	(225)	(1,174)	(164)
Currency translation adjustment on functional currency	365	193	712	(90)

Total other comprehensive (loss) income	(92)	17	(261)	(156)

Comprehensive income	$578	$577	$1,085	$288

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2020	2019
Retained earnings at beginning of the fiscal year	$28,765	$28,807
Cumulative effect of change in accounting principle—Notes A, D and G	203	-
Net income for the period	1,346	444

Retained earnings at end of the period	$30,314	$29,251

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2020	2019
Cash flows from investing activities
Loans
Disbursements	$(13,836)	$(8,473)
Principal repayments	4,855	4,707
Principal prepayments	14	139
Loan origination fees received	12	5
Net derivatives-loans	34	29
Other investing activities, net	(53)	(185)

Net cash used in investing activities	(8,974)	(3,778)

Cash flows from financing activities
Medium and long-term borrowings
New issues	37,066	25,022
Retirements	(21,980)	(35,919)
Short-term borrowings (original maturities greater than 90 days)
New issues	11,132	12,477
Retirements	(10,665)	(9,073)
Net short-term borrowings (original maturities less than 90 days)	(52)	259
Net derivatives-borrowings	(591)	(551)
Capital subscriptions	564	481

Net cash provided by (used in) financing activities	15,474	(7,304)

Cash flows from operating activities
Net income	1,346	444
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(836)	(45)
Non-functional currency translation adjustment losses (gains), net	44	(16)
Depreciation and amortization	87	482
Provision for losses on loans and other exposures	55	30
Changes in:
Investment portfolio	(7,132)	10,437
Other assets and liabilities	(52)	(150)

Net cash (used in) provided by operating activities	(6,488)	11,182

Effect of exchange rate changes on unrestricted and restricted cash	123	5

Net increase in unrestricted and restricted cash	135	105
Unrestricted and restricted cash at beginning of the fiscal year	1,870	895

Unrestricted and restricted cash at end of the period	$2,005	$1,000

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$4,192	$(498)
Investment portfolio	371	7
Borrowing portfolio	3,150	(381)
Capitalized loan origination fees included in total loans	18	15
Interest paid on borrowing portfolio	960	2,356

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2020, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2020, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Accounting Standards evaluated:

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related only to replacement of a reference rate. The relief is temporary and is only available through December 31, 2022. IBRD will apply the standard consistently to contractual amendments made to all applicable floating rate instruments indexed to IBOR (inter-bank offered rate). IBRD adopted the standard effective June 30, 2020 and the adoption did not have a material impact on the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance became effective for IBRD on July 1, 2020. The adoption of this ASU had no material impact on IBRD’s financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40. The guidance became effective for IBRD on July 1, 2020. The adoption of this ASU had no material impact on IBRD’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL ASU). The ASU and its subsequent amendments introduce a new model for the accounting of credit losses on loans and other financial assets measured at amortized cost. The current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 33

For IBRD, the ASUs became effective on July 1, 2020. The transition adjustment increased Retained earnings by $203 million, which reflects the decrease in the expected credit losses relating to loans and other exposures under CECL compared to the previous “incurred loss” model. The impact is mainly driven by the use of implied forward interest rates under CECL compared to historical average interest rates under the previous methodology. Implied forward interest rates declined to historically low levels in the context of the global pandemic. This impact was partially offset by the inclusion of signed loan commitments in the determination of the provision and the requirement to provision over the full life of IBRD’s long maturity profile credit exposures.

See the table below for details of the CECL transition adjustment as of July 1, 2020. The transition adjustment had no impact on the Statement of Income. See Note D — Loans and Other Exposures and Note G — Retained Earnings, Allocations and Transfers, for additional details.

In millions of U.S. dollars

	Location on the Condensed Balance Sheet	June 30, 2020 As reported	Impact of the adoption of the CECL ASU	July 1, 2020 Adjusted

Accumulated provision related to:
Loans outstanding	Accumulated provision for loan losses	$1,599	$(465)	$1,134
Signed loan commitments	Other liabilities	-	298	298
Other exposures	Other liabilities	99	(47)	52

Total impact on accumulated provision		$1,698	$(214)	$1,484

Recoverable asset relating to guarantees received under the Exposure Exchange Agreements (EEAs)	Other assets	$(28)	$11	$(17)

Retained earnings		$28,765	$203	$28,968

As a result of the implementation of the CECL ASU, the significant accounting policies have been updated as follows.

Accumulated Provision for Losses on Loans and Other Exposures: Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the expected losses inherent in IBRD’s exposures. The exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. For countries in accrual status, these exposures are grouped in pools of borrowers with similar risk ratings. The expected credit losses related to loans and other exposures are calculated over the life of the instruments by multiplying the annual expected exposures by the expected default frequency (probability of default to IBRD) and by the estimated severity of the loss given default. The provision for expected losses on loans is the sum of the expected annual losses over the expected life of the instruments. The total exposure for provisioning under CECL is the current exposure and the expected exposure over the life of the instrument. Each risk rating is mapped to the annual expected default frequencies using IBRD’s credit migration matrix, based on historical observations of credit ratings at the beginning and at the end of each year. Expected losses on loan exposures comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as the economic loss due to delays in receiving payments. The severity of loss given default is determined at each balance sheet date, based on historical experience as well as parameters adjusted for current conditions during the reasonable and supportable forecast period of IBRD. The severity of loss is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity associated with IDA. The borrower’s eligibility is assessed at least annually. The main factors used to determine the loss severity are the delays in receiving loan payments resulting in economic losses to IBRD based on the effective interest rate of the exposure, as well as the length of time in nonaccrual status.

For the calculation of expected credit losses, IBRD applies a three-year reasonable and supportable forecast period, as IBRD has the most reliable and available economic data during this period. IBRD also applies ten-yearstraight-line reversion to mean to reflect the historical pattern of rating migration to mean of its loan portfolio. All exposures for countries in nonaccrual status are individually assessed.

Loan commitments: Following the implementation of CECL, IBRD now records a provision for expected losses on undisbursed loan commitments including Deferred Drawdown Options (DDOs), when signed. The signature of the loan agreement is a binding event that prevents IBRD from withdrawing from the agreement unconditionally. The projected disbursements of signed loan commitments, adjusted by the cancellations based on historical experience, is multiplied by the probability of losses and loss given default to determine the expected credit losses. The provision is included in Other liabilities on the Condensed Balance Sheet.

34 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Guarantees: IBRD records a contingent liability for the expected losses related to guarantees over the projected life of the instruments. IBRD records a contingent liability based on the estimated exposure at default multiplied by the corresponding loss given default and the expected default probability for the projected life of the guarantee.

Accounting standards under evaluation:

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD for the annual financial statements for the fiscal year ending June 30, 2021. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2019	2,783,873	2,320,659
General Capital Increase/Selective Capital Increase (GCI/SCI)	-	66,729

As of June 30, 2020	2,783,873	2,387,388
GCI/SCI	-	39,803

As of December 31, 2020	2,783,873	2,427,191

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2019	$279,953	$(262,892)	$17,061
GCI/SCI	8,049	(7,076)	973

As of June 30, 2020	288,002	(269,968)	18,034
GCI/SCI	4,802	(4,238)	564

As of December 31, 2020	$292,804	$(274,206)	$18,598

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion over a five-year period ending September 2023. As of December 31, 2020, the cumulative subscription payments received related to the 2018 capital increases was $2.1 billion.

NOTE C—INVESTMENTS

As of December 31, 2020, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), the Postretirement Contribution Reserve Fund (PCRF) and the Local Currency Market Development (LCMD) investments. LCMD investments are investments in sovereign bonds denominated in the local currencies of less developed markets and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 35

The composition of IBRD’s net investment portfolio is as follows:

Table C1: Net investment portfolio composition

In millions of U.S. dollars

	December 31, 2020	June 30, 2020
Net Investment Portfolio
Liquid asset portfolio	$87,499	$79,908
PEBP holdings	2,213	1,847
PCRF holdings	503	450
AMC holdings	188	239
LCMD investments	39	41

Total	$90,442	$82,485

Investments held by IBRD are designated as trading and reported at fair value, or at face value which approximates fair value. As of December 31, 2020, Investments were primarily comprised of government and agency obligations, and time deposits (60% and 36%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of December 31, 2020, the largest holdings of Investments-from a single counterparty were Japanese Government Instruments (15%) and U.S. Treasuries (10%). Over 99% of IBRD’s investments as of December 31, 2020 were rated A and above, by a major rating agency.

A summary of IBRD’s Investments-Trading is as follows:

Table C2: Investments composition

In millions of U.S. dollars

	December 31, 2020	June 30, 2020
Government and agency obligations	$56,687	$48,449
Time deposits	33,765	30,982
Asset Backed Securities (ABS)	2,059	3,012
Alternative investments [a]	1,144	942
Equity securities [a]	485	382

Total	$94,140	$83,767

a.	Related to PEBP holdings. Alternative investments are comprised of investments in hedge funds, private equity funds and real estate funds, at net asset value (NAV).

36 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C3: Net investment portfolio position

In millions of U.S. dollars

	December 31, 2020	June 30, 2020
Investments-Trading	$94,140	$83,767
Securities purchased under resale agreements	339	394
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received[a]	(3,197)	(2,161)
Derivative assets
Currency swaps and forward contracts	2	169
Interest rate swaps	29	51
Other	2	3

Total	33	223

Derivative liabilities
Currency swaps and forward contracts	(1,923)	(625)
Interest rate swaps	(480)	(328)
Other	(1)	(2)

Total	(2,404)	(955)

Cash held in investment portfolio[b]	1,611	1,430
Receivable from investment securities traded and other assets[c]	589	193
Payable for investment securities purchased[d]	(669)	(406)

Net investment portfolio	$90,442	$82,485

a.	Includes $3,172 million of cash collateral received from counterparties under derivative agreements ($2,152 million—June 30, 2020).
b.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.

This amount includes $159 million of liabilities related to PCRF payable, which is included in Other liabilities on the Condensed Balance Sheet ($141 million—June 30, 2020) and $103 million of liabilities related to short sales ($162 million—June 30, 2020).

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 37

The following is a summary of the collateral received by IBRD for swap transactions:

Table C4: Collateral received

In millions of U.S. dollars

	December 31, 2020	June 30, 2020
Collateral received
Cash	$3,172	$2,152
Securities	3,202	1,011

Total collateral received	$6,374	$3,163

Collateral permitted to be repledged	$6,374	$3,163
Amount of collateral repledged	-	-
Amount of cash collateral invested	1,876	888

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-backed securities. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of December 31, 2020 and June 30, 2020, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of December 31, 2020, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $25 million ($9 million — June 30, 2020) and there were no unsettled trades relating to repurchase or securities lending agreements.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2020 and June 30, 2020, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $341 million ($396 million—June 30, 2020). As of December 31, 2020 and June 30, 2020 none of these securities had been transferred.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (together, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Signed loan commitments (including DDOs and Irrevocable Commitments), Exposures to Member Countries’ Derivatives, and Guarantees. As of December 31, 2020, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

As permitted by CECL, IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures. As of December 31, 2020 accrued interest receivable on loans of $682 million is included in Other assets on the Condensed Balance Sheet ($987 million—June 30, 2020).

As of December 31, 2020, only 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 0.6% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

38 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses as sovereign exposures are grouped in pools of borrowers with similar risk ratings for the purpose of the calculation of the expected credit losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was performed to determine whether a qualitative adjustment was needed to reflect the impact of COVID-19 in the loan loss provision as of December 31, 2020. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.

The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars

	As of December 31, 2020
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk class
Low	$-	$-	$-	$-	$-	$-	$24,265	$24,265
Medium	-	-	-	-	-	-	89,943	89,943
High	1	-	-	-	-	1	102,766	102,767

Loans in accrual status	1	-	-	-	-	1	216,974	216,975
Loans in nonaccrual status	-	-	-	-	434	434	-	434

Total	$1	$-	$-	$-	$434	$435	$216,974	$217,409

Table D1.1

In millions of U.S. dollars

	As of June 30, 2020
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk class
Low	$-	$-	$-	$-	$-	$-	$23,424	$23,424
Medium	-		-	-	-	-	90,719	90,719
High	-	-	-	-	-	-	89,655	89,655

Loans in accrual status	-	-	-	-	-	-	203,798	203,798
Loans in nonaccrual status	-	-	-	-	433	433	-	433

Total	$-	$-	$-	$-	$433	$433	$203,798	$204,231

IBRD considers the signature date of a loan as the best indicator of the decision point in the origination process, rather than the disbursement date.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 39

The table below discloses the outstanding balances of IBRD’s loan portfolio as of December 31, 2020, classified by the year the loan agreement was signed.

Table D2: Loan portfolio vintage disclosure

In millions of U.S. dollars

	December 31, 2020
	Fiscal Year (Origination)
							CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of December 31, 2020
	2021	2020	2019	2018	2017	Prior Years
Risk
Low	$-	$48	$522	$178	$1,633	$21,884	$-	$-	$24,265
Medium	2,564	5,651	3,015	3,685	3,888	69,128	792	1,220	89,943
High	2,276	5,308	6,396	6,010	8,187	73,583	664	343	102,767

Loans in accrual status	4,840	11,007	9,933	9,873	13,708	164,595	1,456	1,563	216,975
Loans in nonaccrual status	-	-	-	-	-	434	-	-	434

Total	$4,840	$11,007	$9,933	$9,873	$13,708	$165,029	$1,456	$1,563	$217,409

The amounts of Catastrophe Deferred Drawdown Option (CAT DDOs) converted to term loans during the three and six months ended December 31, 2020, are $81 million and $88 million respectively.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures. Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.

Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statement of Income. In addition, reasonableness of the inputs used are reassessed on a periodic basis, at least annually.

The balance of accumulated provision as of July 1, 2020 was decreased by the $214 million transition adjustment recorded upon adoption of CECL on July 1, 2020. The transition adjustment corresponds to the difference between the accumulated provision calculated under the “incurred loss” model and the CECL model.

40 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D3: Accumulated provision

In millions of U.S. dollars

	December 31, 2020				June 30, 2020
	Loans outstanding	Loan commitments	Other [a]	Total	Loans outstanding	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,599	$-	$99	$1,698	$1,574	$114	$1,688
CECL transition adjustment	(465)	298	(47)	(214)	-	-	-

Adjusted accumulated provision, beginning of the fiscal year	1,134	298	52	1,484	1,574	114	1,688
Provision - charge (release)	46	14	(5)	55	32	(14)	18
Translation adjustment	19	5	2	26	(7)	(1)	(8)

Accumulated provision, end of the period/fiscal year	$1,199	$317	$49	$1,565	$1,599	$99	$1 1,698

Composed of accumulated provision for losses on:
Loans in accrual status	$982				$1,383
Loans in nonaccrual status	217				216

Total	$1,199				$1,599

Loans, end of the period/fiscal year:
Loans in accrual status	$216,975				$203,798
Loans in nonaccrual status	434				433

Total	$217,409				$204,231

a.	Provision does not include recoverable asset relating to Guarantees received under the EEAs (for more details see Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Loan commitments and other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

At December 31, 2020, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

Zimbabwe is the sole borrowing member with loans or guarantees in nonaccrual status and has been in nonaccrual status since October 2000.

The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D4: Loans in nonaccrual status

In millions of U.S. dollars

	December 31, 2020	June 30, 2020
Recorded investment in nonaccrual loans [a]	$434	$433
Accumulated provision for loan losses on nonaccrual loans	217	216
Average recorded investment in nonaccrual loans for the period/fiscal year	433	433
Overdue amounts of nonaccrual loans:	1,031	1,015
Principal	434	433
Interest and charges	597	582

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 41

Table D4.1

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	$7	$14	$14

During the six months ended December 31, 2020 and December 31, 2019, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the six months ended December 31, 2020, no interest income was recognized on loans in nonaccrual status (less than $1 million —six months ended December 31, 2019).

Guarantees

Guarantees of $6,720 million were outstanding as of December 31, 2020 ($6,898 million—June 30, 2020). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 6 and 21 years and expire in decreasing amounts through 2042.

As of December 31, 2020, liabilities related to IBRD’s obligations under guarantees of $412 million ($463 million—June 30, 2020), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $49 million ($98 million—June 30, 2020). The cumulative effect of the adoption of the CECL ASU was a decrease of $48 million in the accumulated provision for guarantee losses as of July 1, 2020.

During the six months ended December 31, 2020 and December 31, 2019, no guarantees provided by IBRD were called.

IBRD participates in Exposure Exchange Agreements (EEA) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

Table D5: Amounts associated with EEAs

In millions of U.S. dollars

	December 31, 2020			June 30, 2020
	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Location on Condensed Balance Sheet
Guarantees provided [a,c]	$3,645	$(200)	$(19)	$3,651	$(210)	$(38)	Other liabilities
Guarantees received [b]	(3,646)	200	16	(3,651)	210	28	Other assets

	$(1)	$-	$(3)	$-	$-	$(10)

a.

For the six months ended December 31, 2020, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes $1 million release in provision relating to Guarantees provided (Nil —six months ended December 31, 2019). The cumulative effect of the adoption of the CECL ASU was a decrease of $18 million in the accumulated provision relating to Guarantees provided, as of July 1, 2020.

b.

For the six months ended December 31, 2020, Interest revenue—Other, net, line on the Condensed Statement of Income includes $1 of loss in relation to Recoverable asset relating to Guarantees received (Nil— six months ended December 31, 2019). The cumulative effect of the adoption of the CECL ASU was a decrease of $11 million in the recoverable asset relating to Guarantees received, as of July 1, 2020.

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided as of December 31, 2020, are included in guarantees outstanding of $6,720 million, obligations under guarantees of $412 million and accumulated provision for guarantee losses of $49 million, respectively ($6,898 million, $463 million and $98 million, respectively—June 30, 2020).

42 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the COVID-19 Strategic Preparedness and Response Program, the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 bps for Catastrophe Deferred Drawdown Options approved under the Fast Track COVID-19 Facility; as well as the waiver of commitment fees for COVID-19 vaccine related projects under the Additional Financing for the first 18 months, starting from the date of approval of financing for each project.

The forgone income resulting from waivers of loan charges is summarized in the following table:

Table D6: Waivers of loan charges

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Interest waivers	$6	$8	$13	$17
Commitment charge waivers	1	-	2	-
Front-end fee waivers	2	1	3	3

Total	$9	$9	$18	$20

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the six months ended December 31, 2020, there was no country that contributed more than 10% to the total loan revenue.

Information about IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D7: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	For the six months ended and as of
	December 31, 2020		December 31, 2019
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$630	$66,949	$979	$60,253
Europe and Central Asia	259	48,488	396	45,339
East Asia and Pacific	345	45,525	664	42,810
Middle East and North Africa	214	30,873	359	27,471
South Asia	125	19,472	254	16,460
Eastern and Southern Africa[b]	110	4,534	123	4,239
Western and Central Africa[b]	16	1,568	16	1,359

Total	$1,699	$217,409	$2,791	$197,931

a.	Does not include interest expenses, net of $388 million from loan related derivatives ($225 million—December 31, 2019). Includes commitment charges of $57 million ($56 million—December 31, 2019).
b.	Effective July 1, 2020, Africa region has been reorganized into two regions: Eastern and Southern Africa and Western and Central Africa.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates may be based on, for example, exchange rates or market interest rates.

Borrowings issued by IBRD are reported at fair value. As of December 31, 2020, 98% of the instruments in the portfolio were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (61% and 13%, respectively).

IBRD uses derivative contracts to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 43

Table E1: Borrowings after derivatives

In millions of U.S. dollars
	December 31, 2020	June 30, 2020
Borrowings [a]	$267,900	$243,240
Currency swaps, net	(4,453)	2,211
Interest rate swaps, net	(8,029)	(8,220)

	$255,418	$237,231

a.

There were no unsettled borrowings as of December 31, 2020 ($3 million—June 30, 2020, representing a non-cash financing activity, for which the related receivable was included in Other assets on the Condensed Balance Sheet )

For the six months ended December 31, 2020, Borrowing expenses on the Condensed Statement of Income of $487 million ($2,188 million— six months ended December 31, 2019) include $1,827 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($432 million—six months ended December 31, 2019).

For the six months ended December 31, 2020, the amount of interest paid on zero-coupon bonds and bonds with insignificant coupon interest rates was $109 million ($220 million—six months ended December 31, 2019), and is not included in the Interest paid on borrowing portfolio in the Supplemental disclosure of the Condensed Statement of Cash Flows.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, To-Be-Announced (TBA) securities	Manage currency and interest rate risk in the portfolio
Loans	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables in Note F are presented on a net basis by instrument. A reconciliation to the Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet. Gross amounts in the tables represent the amounts receivable (payable) for instruments that are in a net asset (net liability) position. The effects of legally enforceable master netting agreements are applied on an aggregate basis to the total derivative asset and liability position. The net derivative asset positions have been further reduced by the cash and securities collateral received.

44 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
	December 31, 2020
	Located on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,068	$(8,654)	$13,414		$22,386	$(14,704)	$7,682
Currency swaps [a]	84,781	(74,868)	9,913		74,146	(67,418)	6,728
Other [b]	3	(1)	2		1	-	1

Total	$106,852	$(83,523)	$23,329	[d]	$96,533	$(82,122)	$14,411	[d]

Less:
Amounts subject to legally enforceable master netting agreements			13,582	[e]			13,532	[f]
Cash collateral received [c]			3,162

Net derivative position on the Condensed Balance Sheet			6,585				879

Less:
Securities collateral received [c]			3,112

Net derivative exposure after collateral			$3,473

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $53 million Credit Valuation Adjustment (CVA).
f.	Includes $3 million Debit Valuation Adjustment (DVA).

Table F1.1

In millions of U.S. dollars
	June 30, 2020
	Located on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,129	$(7,834)	$14,295		$21,381	$(13,011)	$8,370
Currency swaps [a]	61,415	(55,342)	6,073		79,079	(71,492)	7,587
Other [b]	3	-	3		3	(1)	2

Total	$83,547	$(63,176)	$20,371	[d]	$100,463	$(84,504)	$15,959	[d]

Less:
Amounts subject to legally enforceable master netting agreements			14,502	[e]			14,486	[f]
Cash collateral received [c]			2,125

Net derivative position on the Balance Sheet			$3,744				1,473

Less:
Securities collateral received [c]			928

Net derivative exposure after collateral			$2,816

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $28 million CVA.
f.	Includes $12 million DVA.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 45

The following table provides information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instruments

In millions of U.S. dollars
	December 31, 2020
	Interest rate swaps	Currency swaps (including currency forward contracts)	Other [a]	Total
Investments	$29	$2	$1	$32
Loans	221	690	-	911
Client operations	1,581	746	-	2,327
Borrowings	9,110	8,475	-	17,585
Other asset/liability management derivatives	2,473	-	-	2,473

Total exposure	$13,414	$9,913	$1	$23,328

In millions of U.S. dollars
	June 30, 2020
	Interest rate swaps	Currency swaps (including currency forward contracts)	Other [a]	Total
Investments	$51	$169	$3	$223
Loans	42	1,134	-	1,176
Client operations	1,722	769	-	2,491
Borrowings	9,498	4,001	-	13,499
Other asset/liability management derivatives	2,982	-	-	2,982

Total exposure	$14,295	$6,073	$3	$20,371

a.

Includes swaptions, exchange-traded options and futures contracts and TBAs. Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. At December 31, 2020, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $452,651 million ($474,644 million—June 30, 2020), currency swaps $148,445 million ($127,276 million—June 30, 2020), long positions of other derivatives $249 million ($362 million at June 30, 2020), and short positions of other derivatives $66 million ($56 million—June 30, 2020).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position on December 31, 2020 was $679 million ($1,138 million—June 30, 2020). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on December 31, 2020, the amount of collateral that would need to be posted would be $31 million ($156 million—June 30, 2020). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $679 million ($1,138 million—June 30, 2020). In contrast, IBRD received collateral totaling $6,374 million as of December 31, 2020 ($3,163 million—June 30, 2020), in relation to swap transactions (see Note C—Investments).

The following table provides information on the amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

Table F3: Unrealized mark-to-market gains and losses on non-trading derivatives

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)
		Three Months Ended December 31,		Six Months Ended December 31,
	Reported as:	2020	2019	2020	2019

Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(299)	$(1,057)	$(519)	$18
Currency swaps (including currency forward contracts and structured swaps)		(283)	(419)	(292)	(38)

Total		$(582)	$(1,476)	$(811)	$(20)

46 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the amount of unrealized mark-to-market gains and losses on the net Investment–Trading portfolio and their location on the Condensed Statement of Income:

Table F4: Unrealized mark-to-market gains and losses on net investment-trading portfolio

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)[a]
	Reported as:	Three Months Ended December 31,		Six Months Ended December 31,
		2020	2019	2020	2019
Type of instrument
Fixed income (including associated derivatives)	Unrealized mark-to-market gains (losses) on trading portfolios, net	$(10)	$65	$29	$119
Equity		68	27	100	27

Total		$58	$92	$129	$146

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 6, 2020, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2020; an increase in General Reserve by $950 million and an increase in the Pension Reserve by $62 million.

On August 24, 2020, IBRD’s Board of Governors approved a transfer of $20 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on September 4, 2020.

On October 7, 2020, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on October 19, 2020.

On October 15, 2020, IBRD’s Board of Governors approved a transfer of $431 million to Surplus out of the net income earned in the fiscal year ended June 30, 2020 which consists of $100 million to provide grant support for development needs, and $331 million representing the final amount calculated in accordance with the formula for IBRD’s income support to IDA, subject to the understanding that the latter amount shall be considered for transfer to IDA should downside risks to IBRD not materialize.

Subsequent event:

On January 25, 2021, the Board of Governors approved a transfer of $331 million to IDA from Surplus, which was made on February 1, 2021.

Retained earnings comprised the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	December 31, 2020	June 30, 2020
Special reserve	$293	$293
General reserve	30,387	29,437
Pension reserve	731	793
Surplus	431	100
Cumulative fair value adjustments [a]	(3,302)	(2,166)
Unallocated net income	1,426	298
Restricted retained earnings	54	(5)
Other reserves [b]	294	15

Total	$30,314	$28,765

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.
b.

Comprised of non-functional currency translation gains/losses, the unutilized portion of the cumulative transfers to the GPG Fund and the cumulative effect related to the adoption of ASU 2016-13 (CECL).

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 47

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and the PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table H1: Pension plan benefit costs

In millions of U.S. dollars
	Three Months Ended December 31, 2020				Six Months Ended December 31, 2020
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit Cost
Service cost	$161	$42	$27	$230	$321	$85	$55	$461
Interest cost	147	26	14	187	294	53	28	375
Expected return on plan assets	(241)	(40)	-	(281)	(483)	(81)	-	(564)
Amortization of unrecognized prior service costs [a]	1	5	-	6	2	9	1	12
Amortization of unrecognized net actuarial losses [a]	77	3	15	95	155	6	28	189

Net periodic pension cost	$145	$36	$56	$237	$289	$72	$112	$473

Of which:
IBRD’s share	$70	$17	$27	$114	$137	$34	$53	$224
IDA’s share	$75	$19	$29	$123	$152	$38	$59	$249

a.	Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

Table H1.1

In millions of U.S. dollars
	Three Months Ended December 31, 2019				Six Months Ended December 31, 2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit Cost
Service cost	$136	$36	$24	$196	$273	$72	$48	$393
Interest cost	171	29	19	219	343	59	36	438
Expected return on plan assets	(256)	(42)	-	(298)	(512)	(85)	-	(597)
Amortization of unrecognized prior service costs [a]	1	4	1	6	2	8	2	12
Amortization of unrecognized net actuarial losses [a]	23	-	20	43	45	-	41	86

Net periodic pension cost	$75	$27	$64	$166	$151	$54	$127	$332

Of which:
IBRD’s share	$34	$12	$28	$74	$68	$24	$57	$149
IDA’s share	$41	$15	$36	$92	$83	$30	$70	$183

a.	Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

The components of net periodic pension cost, other than the service cost component, are included in the Non-interest expense—Pension line item on the Condensed Statement of Income. The service cost component is included in the Non-interest expense—Administrative line item.

The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2020				December 31, 2020
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$161	$42	$27	$230	$321	$85	$55	$461
Of which:
IBRD’s share [a]	$78	$20	$13	$111	$152	$40	$26	$218
IDA’s share	83	22	14	119	169	45	29	243

a.	Included in Non-interest expense—Administrative line on the Condensed Statement of Income.

48 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Table H2.1:

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2019				December 31, 2019
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$136	$36	$24	$196	$273	$72	$48	$393
Of which:
IBRD’s share [a]	$61	$16	$11	$88	$123	$32	$22	$177
IDA’s share	75	20	13	108	150	40	26	216

a.	Included in Non-interest expense—Administrative line on the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars

	December 31, 2020				June 30, 2020
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services, net	$219	$21	$10	$250	$271	$63	$13	$347
Derivative Transactions [a]
Derivative assets, net	44	-	-	44	53	-	-	53
Derivative liabilities, net	(36)	-	-	(36)	(74)	-	-	(74)
Pension and Other Postretirement Benefits	(615)	(556)	(21)	(1,192)	(620)	(477)	(18)	(1,115)
Investments	-	(159)	-	(159)	-	(141)	-	(141)

	$(388)	$(694)	$(11)	$(1,093)	$(370)	$(555)	$(5)	$(930)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Administrative services [a]	Other assets
Derivative transactions	Derivative assets/liabilities – net
Pension and other postretirement benefits	Other liabilities
a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of December 31, 2020 and June 30, 2020 there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of December 31, 2020, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($1 million—June 30, 2020), while liabilities related to IBRD’s obligation under this agreement amounted to $1 million ($1 million—June 30, 2020). These include an accumulated provision for guarantee losses of less than $1 million as of December 31, 2020 and as of June 30, 2020).

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 49

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and six months ended December 31, 2020, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $450 million and $905 million, respectively ($479 million and $933 million, respectively—three and six months ended December 31, 2019).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three and six months ended December 31, 2020, IBRD’s other revenue is net of revenue allocated to IDA of $63 million and $120 million ($84 million and $150 million—three and six months ended December 31, 2019), respectively, and is included in Revenue from externally funded activities on the Condensed Statement of Income. This revenue also includes revenue from contracts with clients, who are not affiliated with IBRD as follows:

Table I2: Revenue from contracts with clients

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,		Description
	2020	2019	2020	2019
Trust fund fees	$27	$25	$44	$47	Administrative and trustee services for trust funds
Other	28	43	52	67	Reimbursable advisory services and asset management services

Total	$55	$68	$96	$114

Of which:
IBRD’s share	$29	$33	$50	$55
IDA’s share	26	35	46	59

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table I3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars

	December 31, 2020	June 30, 2020
Receivables	$70	$114
Contract liabilities	182	169

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities on the Condensed Statement of Income, is as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Fees charged to IFC	$21	$17	$40	$34
Fees charged to MIGA	2	1	3	2

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

50 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in Other liabilities on the IBRD’s Condensed Balance Sheet. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro; DVA on fair value elected liabilities, pension related items, and the cumulative effects of a change in accounting principle related to the implementation of U.S. GAAP requirements. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

Table J1: AOCL changes

In millions of U.S. dollars
	Six Months Ended December 31, 2020
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(106)	$712	$-	$712	$606

DVA on Fair Value option elected liabilities	1,214	(1,155)	(19)	(1,174)	40

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(6,745)	-	189	189	(6,556)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(89)	-	12	12	(77)

Other	-	-	-	-	-

Total AOCL	$(5,726)	$(443)	$182	$(261)	$(5,987)

Table J1.1:

In millions of U.S. dollars
	Six Months Ended December 31, 2019
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(18)	$(90)	$-	$(90)	$(108)

DVA on Fair Value option elected liabilities	705	(157)	(7)	(164)	541

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,678)	-	86	86	(3,592)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(112)	-	12	12	(100)

Other	-	-	-	-	-

Total AOCL	$(3,103)	$(247)	$91	$(156)	$(3,259)

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 51

NOTE K—OTHER FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of December 31, 2020 and June 30, 2020, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans

There were no loans carried at fair value as of December 31, 2020 and June 30, 2020. IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of December 31, 2020, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future payoffs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

52 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Derivative instruments

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on Fair Value Option Elected Liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	December 31, 2020		June 30, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$2,005	$2,005	$1,870	$1,870
Investments-Trading (including Securities purchased under resale agreements)	94,479	94,479	84,161	84,161
Net loans outstanding	215,721	223,454	202,158	209,613
Derivative assets, net	6,585	6,585	3,744	3,744
Liabilities
Borrowings	267,900	267,906	243,240	243,247
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	35	35	36	36
Derivative liabilities, net	879	879	1,473	1,473

As of December 31, 2020, IBRD’s signed loan commitments were $55.8 billion ($54.8 billion—June 30, 2020) and had a fair value of $2.2 billion ($1.9 billion—June 30, 2020).

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. Note that the fair value of alternative investments and certain equities are calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 53

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments-Trading
Government and agency obligations	$27,919	$28,768	$-	$56,687
Time deposits	1,900	31,865	-	33,765
ABS	-	2,059	-	2,059
Alternative investments [a]	-	-	-	1,144
Equity securities	485	-	-	485

Total Investments-Trading	$30,304	$62,692	$-	$94,140
Securities purchased under resale agreements	55	284	-	339
Derivative Assets
Currency swaps [b]	$-	$9,638	$275	$9,913
Interest rate swaps	-	13,214	200	13,414
Other [c]	1	1	-	2

	$1	$22,853	$475	$23,329
Less:
Amounts subject to legally enforceable master netting agreements [e]				13,582
Cash collateral received				3,162

Derivative Assets, net				$6,585
Liabilities:
Borrowings	$-	$262,350	$5,550	$267,900
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	25	-	25
Derivative Liabilities
Currency swaps [b]	-	6,515	213	6,728
Interest rate swaps	-	7,609	73	7,682
Other [c]	-	1	-	1

	$-	$14,125	$286	$14,411
Less:
Amounts subject to legally enforceable master netting agreements [f]				13,532

Derivative Liabilities, net				$879

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
d.	Excludes $3,172 million relating to payable for cash collateral received.
e.	Includes $53 million CVA.
f.	Includes $3 million DVA.

54 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Table K2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Government and agency obligations	$19,368	$29,081	$-	$48,449
Time deposits	1,850	29,132	-	30,982
ABS	-	3,012	-	3,012
Alternative investments [a]	-	-	-	942
Equity securities	382	-	-	382

Total Investments – Trading	$21,600	$61,225	$-	$83,767
Securities purchased under resale agreements	53	341	-	394
Derivative Assets
Currency swaps [b]	$-	$5,916	$157	$6,073
Interest rate swaps	-	14,154	141	14,295
Other [c]	-	3	-	3

	$-	$20,073	$298	$20,371
Less:
Amounts subject to legally enforceable master netting agreements [e]				14,502
Cash collateral received				2,125

Derivative Asset, net				$3,744
Liabilities:
Borrowings	$-	$237,893	$5,347	$243,240
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	9	-	9
Derivative Liabilities
Currency swaps [b]	-	7,277	310	7,587
Interest rate swaps	-	8,207	163	8,370
Other [c]	-	2	-	2

	$-	$15,486	$473	$15,959
Less:
Amounts subject to legally enforceable master netting agreements [f]				14,486

Derivative Liabilities, net				$1,473

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and future contracts and TBA securities.
d.	Excludes $2,152 million relating to payable for cash collateral received.
e.	Includes $28 million CVA.
f.	Includes $12 million DVA.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility would generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the six months ended December 31, 2020, and the fiscal year ended June 30, 2020, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 55

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2.1% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
	Fair Value at December 31, 2020	Fair Value at June 30, 2020	Valuation Technique	Unobservable input	Range (average), December 31, 2020	Range (average), June 30, 2020
Borrowings	$5,550	$5,347	Discounted Cash Flow	Correlations	-19% to 87% (14%)	-55% to 76% (7%)

				Interest rate volatilities	18% to 49% (34%)	37% to 412% (183%)

Derivative asset/(liabilities)	$189	($175)	Discounted Cash Flow	Correlations	-19% to 87% (14%)	-55% to 76% (7%)

				Interest rate volatilities	18% to 49% (34%)	37% to 412% (183%)

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in observable inputs.

Table K4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended December 31, 2020		Six Months Ended December 31, 2020
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$21	$(21)
Transfer (out of) into	-	-	-	-

	$-	$-	$21	$(21)

Derivative assets, net
Transfer into (out of)	$3	$(3)	$3	$(3)
Transfer (out of) into	-	-	-	-

	3	(3)	3	(3)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$(2)	$2
Transfer out of (into)	-	-	-	-

	-	-	(2)	2

Total Derivative Transfers, net	$3	$(3)	$1	$(1)

Table K4.1

In millions of U.S. dollars
	Three Months Ended December 31, 2019		Six Months Ended December 31, 2019
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$464	$(464)	$466	$(466)
Transfer (out of) into	-	-	(309)	309

	$464	$(464)	$157	$(157)

Derivative assets, net
Transfer into (out of)	$26	$(26)	$26	$(26)
Transfer (out of) into	-	-	(1)	1

	26	(26)	25	(25)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$-	$-
Transfer out of (into)	-	-	9	(9)

	-	-	9	(9)

Total Derivative Transfers, net	$26	$(26)	$34	$(34)

56 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

The following tables provides a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table K5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended December 31		Six Months Ended December 31
	2020	2019	2020	2019
Beginning of the period/fiscal year	$5,266	$5,387	$5,347	$4,941
Issuances	132	295	166	656
Settlements	(177)	(257)	(443)	(523)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	216	93	335	153
Other comprehensive income	113	73	166	57
Transfers to (from) Level 3, net	-	(464)	(21)	(157)

End of the period	$5,550	$5,127	$5,550	$5,127

Table K6: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended December 31, 2020			Six Months Ended December 31, 2020
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$(101)	$40	$(61)	$(153)	$(22)	$(175)
Issuances	4	2	6	3	2	5
Settlements	(8)	10	2	(11)	5	(6)
Total realized/unrealized mark-to-market gains in:
Net income	135	73	208	174	138	312
Other comprehensive income	34	3	37	49	5	54
Transfers to (from) Level 3, net	(3)	-	(3)	(1)	-	(1)

End of the period	$61	$128	$189	$61	$128	$189

Table K6.1:

In millions of U.S. dollars
	Three Months Ended December 31, 2019			Six Months Ended December 31, 2019
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$(58)	$-	$(58)	$(62)	$(120)	$(182)
Issuances	-	(13)	(13)	(4)	(13)	(17)
Settlements	7	29	36	11	118	129
Total realized/unrealized mark-to-market gains in:
Net income	65	(4)	61	83	28	111
Other comprehensive income	23	1	24	17	(* )	17
Transfers to (from) Level 3, net	(26)	-	(26)	(34)	-	(34)

End of the period	$11	$13	$24	$11	$13	$24

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 57

Information on the unrealized gains or losses included in the Condensed Statement of Income and Condensed Statement of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table K7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2020	2019	2020	2019
Reported as follows:
Borrowings
Net income [a]	$56	$(36)	$(29)	$(125)
Other Comprehensive Income [b]	(111)	(42)	(164)	(25)
Derivatives
Net income [a]	$(64)	$43	$28	$157
Other Comprehensive Income [c]	42	(3)	59	(24)

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statement of Income.
b.

Amounts are included in Currency translation adjustment on functional currency and Net Change in Debit Valuation Adjustment (DVA) on fair value option elected liabilities, on the Statement of Comprehensive Income.

c.	Amounts are included Currency translation adjustment on functional currency, on the Statement of Comprehensive Income.

Table K8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2020	$267,900	$260,694	$7,206
June 30, 2020	$243,240	$238,674	$4,566

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

Table K9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended December 31, 2020	Six Months Ended December 31, 2020
DVA on Fair Value Option Elected Liabilities	$(550)	$(1,155)
Amounts reclassified to net income upon derecognition of a liability	(8)	(19)

Net change in DVA on Fair Value Option Elected Liabilities	$(558)	$(1,174)

Table K9.1

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended December 31, 2019	Six Months Ended December 31, 2019
DVA on Fair Value Option Elected Liabilities	$(218)	$(157)
Amounts reclassified to net income upon derecognition of a liability	(7)	(7)

Net change in DVA on Fair Value Option Elected Liabilities	$(225)	$(164)

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

Table K10: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities	December 31, 2020	June 30, 2020
Reported as follows:
Accumulated other comprehensive loss	$40	$1,214

58 IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited)

Table K11: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars

	Three Months Ended December 31, 2020				Six Months Ended December 31, 2020
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)		Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(89)	$147	$58		$(666)	$795	$129

Non trading portfolios, net
Loan derivatives—Note F	-	453	453		-	757	757
Other asset/liability management derivatives, net	-	(252)	(252)		-	(388)	(388)
Borrowings, including derivatives —Notes E and F	1	276	277	[b]	1	452	453	[b]
Client operations derivatives	-	12	12		-	14	14

Total	$1	$489	$490		$1	$835	$836

Table K11.1:

In millions of U.S. dollars

	Three Months Ended December 31, 2019			Six Months Ended December 31, 2019
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$235	$(143)	$92	$430	$(284)	$146

Non trading portfolios, net
Loan derivatives—Note F	-	818	818	-	184	184
Other asset/liability management derivatives, net	-	(349)	(349)	-	(205)	(205)
Borrowings, including derivatives —Notes E and F	6	(44)	(38)[b]	7	65	72 [b]
Client operations derivatives	-	(2)	(2)	-	(6)	(6)

Total	$6	$423	$429	$7	$38	$45

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $794 million of unrealized mark-to-market losses and $1,193 million of unrealized mark-to-market losses related to derivatives associated with borrowings for three and six months ended December 31, 2020, respectively (unrealized mark-to-market losses of $1,943 million and $7 million—three and six months ended December 31, 2019, respectively).

NOTE L—CONTINGENCIES

In light of the COVID-19 pandemic, IBRD faces additional credit, market and operational risks. The duration of the COVID-19 pandemic remains difficult to predict at this time, as are the extent and efficacy of economic interventions by governments and central banks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IBRD in future periods cannot be reasonably estimated at this point in time and continue to evolve. IBRD continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or codefendant, as of and for the six months ended December 31, 2020, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD Condensed Quarterly Financial Statements: December 31, 2020 (Unaudited) 59

INDEPENDENT AUDITORS’ REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of December 31, 2020, and the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2020 and 2019, and of changes in retained earnings and cash flows for the six-month periods ended December 31, 2020 and 2019 (the “interim financial information”).

Management’s Responsibility for the Interim Financial Information

IBRD’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the interim financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2020

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of IBRD as of June 30, 2020, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2020. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2020, is consistent, in all material respects, with the audited financial statements from which it has been derived.

February 12, 2021

60

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2020 through December 31 2020

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/1035AUD01.30	0000017503	AUD	150,000,000.00	107,212,500.00	6-Oct-20	20-Oct-20	22-Oct-35

	BOND/SELL AUD/IBRD/GDIF/0526AUD00.50	0000017551	AUD	1,100,000,000.00	801,515,000.00	10-Nov-20	18-Nov-20	18-May-26

	BOND/SELL AUD/IBRD/GDIF/1130AUD01.10	0000017552	AUD	550,000,000.00	400,757,500.00	10-Nov-20	18-Nov-20	18-Nov-30

	BOND/SELL AUD/IBRD/GDIF/1135AUD01.29	0000017550	AUD	70,000,000.00	51,005,500.00	10-Nov-20	30-Nov-20	30-Nov-35

Sub-total New Borrowings				1,870,000,000.00	1,360,490,500.00

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/1125BRLSTR	0000017532	BRL	168,630,000.00	30,008,808.85	26-Oct-20	10-Nov-20	10-Nov-25

	BOND/SELL BRL/IBRD/GDIF/1132BRLSTR	0000017531	BRL	281,000,000.00	50,005,783.59	26-Oct-20	18-Nov-20	18-Nov-32

Sub-total New Borrowings				449,630,000.00	80,014,592.44

CNY Currency

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/1225CNH2.125	31965	CNY	66,000,000.00	10,081,723.06	11-Dec-20	18-Dec-20	18-Dec-25

Sub-total New Borrowings				66,000,000.00	10,081,723.06

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/1035EURSTR02	0000017511	EUR	30,000,000.00	35,410,500.00	9-Oct-20	19-Oct-20	19-Oct-35

	BOND/SELL EUR/IBRD/NSV/1050EURSTR03	0000017508	EUR	70,000,000.00	82,323,500.00	8-Oct-20	23-Oct-20	23-Oct-50

	BOND/SELL EUR/IBRD/GDIF/1050EURSTR02	0000017507	EUR	50,000,000.00	58,802,500.00	8-Oct-20	26-Oct-20	26-Oct-50

	BOND/SELL EUR/IBRD/GDIF/0151EUR00.125	0000017534	EUR	2,000,000,000.00	2,363,100,000.00	27-Oct-20	3-Nov-20	3-Jan-51

	BOND/SELL EUR/IBRD/GDIF/1250EURSTR02	0000017580	EUR	50,000,000.00	60,260,000.00	2-Dec-20	16-Dec-20	16-Dec-50

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1250EURSTR03	30572	EUR	55,000,000.00	66,621,500.00	9-Dec-20	16-Dec-20	16-Dec-50

Sub-total New Borrowings				2,255,000,000.00	2,666,518,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Pound Sterling

	BOND/SELL GBP/IBRD/GDIF/0726GBP00.25	0000017559	GBP	1,000,000,000.00	1,319,700,000.00	16-Nov-20	23-Nov-20	22-Jul-26

Sub-total New Borrowings				1,000,000,000.00	1,319,700,000.00

Hong Kong Dollar

	BOND/SELL HKD/IBRD/GDIF/1122HKD00.135	0000017557	HKD	200,000,000.00	25,793,305.35	13-Nov-20	20-Nov-20	20-Nov-22

	BOND/SELL HKD/IBRD/GDIF/1222HKD00.13	0000017578	HKD	300,000,000.00	38,698,192.79	1-Dec-20	8-Dec-20	8-Dec-22

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/1222HKD0.1175	31252	HKD	200,000,000.00	25,800,126.42	10-Dec-20	21-Dec-20	21-Dec-22

Sub-total New Borrowings				700,000,000.00	90,291,624.56

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/GDIF/1022KZT0.910	0000017504	KZT	21,500,000,000.00	50,024,430.54	6-Oct-20	14-Oct-20	14-Oct-22

Sub-total New Borrowings				21,500,000,000.00	50,024,430.54

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/1125MXN04.05	0000017558	MXN	103,000,000.00	5,006,683.68	13-Nov-20	24-Nov-20	25-Nov-25

Sub-total New Borrowings				103,000,000.00	5,006,683.68

Malaysian Ringgit

	BOND/SELL MYR/IBRD/GDIF/0823MYR01.25	0000017499	MYR	42,000,000.00	10,116,825.24	1-Oct-20	8-Oct-20	7-Aug-23

Sub-total New Borrowings				42,000,000.00	10,116,825.24

Norwegian Krone

	BOND/SELL NOK/IBRD/GDIF/1025NOKFRN	0000017515	NOK	4,000,000,000.00	432,745,880.80	14-Oct-20	23-Oct-20	23-Oct-25

Sub-total New Borrowings				4,000,000,000.00	432,745,880.80

New Zealand Dollar

	BOND/SELL NZD/IBRD/GDIF/0626NZD00.75	0000017572	NZD	1,000,000,000.00	700,300,000.00	26-Nov-20	10-Dec-20	10-Jun-26

	BOND/SELL NZD/IBRD/GDIF/1230NZD01.25	0000017573	NZD	300,000,000.00	210,090,000.00	26-Nov-20	10-Dec-20	10-Dec-30

Sub-total New Borrowings				1,300,000,000.00	910,390,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Russian Rouble

	BOND/SELL RUB/IBRD/GDIF/1122RUB06.75	0000017547	RUB	2,500,000,000.00	32,590,275.06	9-Nov-20	17-Nov-20	14-Nov-22

Sub-total New Borrowings				2,500,000,000.00	32,590,275.06

Swedish Krona

	BOND/SELL SEK/IBRD/GDIF/1027SEK00.125	0000017506	SEK	1,000,000,000.00	111,979,574.93	7-Oct-20	15-Oct-20	15-Oct-27

	BOND/SELL SEK/IBRD/GDIF/1025SEK00.05	0000017514	SEK	1,000,000,000.00	113,188,753.57	14-Oct-20	23-Oct-20	23-Oct-25

Sub-total New Borrowings				2,000,000,000.00	225,168,328.49

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/0323TRY12.00	0000017510	TRY	100,000,000.00	12,630,568.50	8-Oct-20	16-Oct-20	15-Mar-23

Sub-total New Borrowings				100,000,000.00	12,630,568.50

United States Dollar

	BOND/SELL USD/IBRD/GDIF/1030USDSTR02	0000017522	USD	50,000,000.00	50,000,000.00	16-Oct-20	23-Oct-20	23-Oct-30

	BOND/SELL USD/IBRD/GDIF/1025USD00.50	0000017527	USD	6,000,000,000.00	6,000,000,000.00	21-Oct-20	28-Oct-20	28-Oct-25

	BOND/SELL USD/IBRD/GDIF/1023USDSTR04	0000017530	USD	100,000,000.00	100,000,000.00	23-Oct-20	29-Oct-20	5-Oct-23

	BOND/SELL USD/IBRD/GDIF/1130USDSTR04	0000017555	USD	50,000,000.00	50,000,000.00	12-Nov-20	19-Nov-20	19-Nov-30

	BOND/SELL USD/IBRD/GDIF/1123USD00.25	0000017562	USD	3,000,000,000.00	3,000,000,000.00	17-Nov-20	24-Nov-20	24-Nov-23

	BOND/SELL USD/IBRD/GDIF/1127USD00.75	0000017563	USD	5,000,000,000.00	5,000,000,000.00	17-Nov-20	24-Nov-20	24-Nov-27

	BOND/SELL USD/IBRD/GDIF/1125USDSTR01	0000017564	USD	5,000,000.00	5,000,000.00	17-Nov-20	30-Nov-20	30-Nov-25

	BOND/SELL USD/IBRD/GDIF/1235USDSTR01	0000017554	USD	48,000,000.00	48,000,000.00	12-Nov-20	3-Dec-20	3-Dec-35

	BOND/SELL USD/IBRD/GDIF/1233USDSTR	0000017567	USD	50,000,000.00	50,000,000.00	23-Nov-20	2-Dec-20	5-Dec-33

Sub-total New Borrowings				14,303,000,000.00	14,303,000,000.00

Columbian Peso

	BOND/SELL USD/IBRD/PV MTN Non-Core (Non-Retail)/1223COP02.90	34337	COP	50,000,000,000.00	14,621,000.01	16-Dec-20	23-Dec-20	22-Dec-23

Sub-total New Borrowings				50,000,000,000.00	14,621,000.01

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/1122ZAR03.88	0000017549	ZAR	250,000,000.00	16,158,325.74	10-Nov-20	18-Nov-20	18-Nov-22

	BOND/SELL ZAR/IBRD/GDIF/1122ZAR04.14	0000017556	ZAR	250,000,000.00	15,960,571.01	12-Nov-20	19-Nov-20	21-Nov-22

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0535ZAR00.00	29856	ZAR	1,500,000,000.00	99,428,287.35	8-Dec-20	15-Dec-20	29-May-35

Sub-total New Borrowings				2,000,000,000.00	131,547,184.09

Total New Borrowings					21,654,937,616.47

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/1220AUD00.50	0000006620	AUD	(32,500,000.00)	(24,730,875.00)	31-Oct-03	10-Nov-03	18-Dec-20

	BOND/SELL AUD/IBRD/GDIF/1120AUD00.50	0000009314	AUD	(140,335,000.00)	(101,251,702.50)	24-Oct-08	5-Nov-08	5-Nov-20

	BOND/SELL AUD/IBRD/GDIF/1020AUD05.75	0000010380	AUD	(700,000,000.00)	(502,985,000.00)	21-Sep-10	1-Oct-10	1-Oct-20

	BOND/SELL AUD/IBRD/GDIF/1020AUD05.75	0000010554	AUD	(400,000,000.00)	(287,420,000.00)	18-Jan-11	27-Jan-11	1-Oct-20

	BOND/SELL AUD/IBRD/GDIF/1120AUD00.00	0000012726	AUD	(15,226,069.60)	(11,037,377.85)	14-Nov-13	21-Nov-13	13-Nov-20

Sub-total Maturing Borrowings				(1,288,061,069.60)	(927,424,955.35)

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/1020BRL09.55	0000014131	BRL	(2,780,000.00)	(492,357.83)	9-Oct-15	19-Oct-15	19-Oct-20

	BOND/SELL BRL/IBRD/GDIF/1020BRL09.55	0000014148	BRL	(50,000,000.00)	(8,855,356.61)	22-Oct-15	29-Oct-15	19-Oct-20

	BOND/SELL BRL/IBRD/GDIF/1120BRL11.75	0000014159	BRL	(100,000,000.00)	(17,376,194.61)	27-Oct-15	4-Nov-15	4-Nov-20

	BOND/SELL BRL/IBRD/GDIF/1020BRL09.55	0000014169	BRL	(30,000,000.00)	(5,313,213.96)	29-Oct-15	9-Nov-15	19-Oct-20

	BOND/SELL BRL/IBRD/GDIF/1020BRL09.55	0000014203	BRL	(50,000,000.00)	(8,855,356.61)	16-Nov-15	24-Nov-15	19-Oct-20

	BOND/SELL BRL/IBRD/GDIF/1120BRL11.75	0000014364	BRL	(75,000,000.00)	(13,032,145.96)	22-Feb-16	29-Feb-16	4-Nov-20

	BOND/SELL BRL/IBRD/GDIF/1220BRL06.72	0000015709	BRL	(118,780,000.00)	(23,277,872.50)	11-Dec-17	21-Dec-17	21-Dec-20

Sub-total Maturing Borrowings				(426,560,000.00)	(77,202,498.07)

Egyptian Pound

	BOND/SELL EGP/IBRD/GDIF/1120USDSTR11	0000016519	EGP	(171,281,000.00)	(10,937,484.04)	13-May-19	30-May-19	30-Nov-20

Sub-total Maturing Borrowings				(171,281,000.00)	(10,937,484.04)

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/1020EUR00.958	0000011657	EUR	(26,000,000.00)	(30,739,800.00)	10-Oct-12	26-Oct-12	26-Oct-20

	BOND/SELL EUR/IBRD/GDIF/1220EUR00.83	0000011782	EUR	(27,000,000.00)	(32,703,750.00)	19-Nov-12	7-Dec-12	7-Dec-20

	BOND/SELL EUR/IBRD/GDIF/1020EUR00.125	0000014140	EUR	(500,000,000.00)	(592,400,000.00)	16-Oct-15	23-Oct-15	23-Oct-20

	BOND/SELL EUR/IBRD/GDIF/1020EUR00.125	0000014165	EUR	(500,000,000.00)	(592,400,000.00)	29-Oct-15	5-Nov-15	23-Oct-20

Sub-total Maturing Borrowings				(1,053,000,000.00)	(1,248,243,550.00)

Pound Sterling

	BOND/SELL GBP/IBRD/GDIF/1220GBP01.375	0000014281	GBP	(650,000,000.00)	(869,472,500.00)	7-Jan-16	14-Jan-16	15-Dec-20

	BOND/SELL GBP/IBRD/GDIF/1220GBP01.375	0000014358	GBP	(200,000,000.00)	(267,530,000.00)	19-Feb-16	26-Feb-16	15-Dec-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL GBP/IBRD/GDIF/1220GBP01.375	0000015005	GBP	(175,000,000.00)	(234,088,750.00)	7-Dec-16	16-Dec-16	15-Dec-20

Sub-total Maturing Borrowings				(1,025,000,000.00)	(1,371,091,250.00)

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/1020INR05.47	0000014052	INR	(393,000,000.00)	(5,350,178.00)	20-Aug-15	29-Sep-15	6-Oct-20

	BOND/SELL INR/IBRD/GDIF/1220INR05.66	0000014243	INR	(738,100,000.00)	(10,029,554.64)	9-Dec-15	16-Dec-15	16-Dec-20

	BOND/SELL INR/IBRD/GDIF/1220INR05.75	0000014219	INR	(1,470,000,000.00)	(19,901,440.49)	24-Nov-15	21-Dec-15	22-Dec-20

	BOND/SELL INR/IBRD/GDIF/1220INR04.70	0000014964	INR	(320,000,000.00)	(4,332,286.36)	17-Nov-16	28-Dec-16	22-Dec-20

	BOND/SELL INR/IBRD/GDIF/1020INR04.40	0000015577	INR	(361,900,000.00)	(4,856,140.69)	4-Oct-17	30-Oct-17	30-Oct-20

	BOND/SELL INR/IBRD/GDIF/1120INR04.50	0000015645	INR	(316,000,000.00)	(4,268,430.23)	6-Nov-17	29-Nov-17	27-Nov-20

	BOND/SELL INR/IBRD/GDIF/1220INR04.83	0000015714	INR	(1,056,700,000.00)	(14,272,593.43)	12-Dec-17	21-Dec-17	21-Dec-20

	BOND/SELL INR/IBRD/GDIF/1220INR04.65	0000015699	INR	(464,600,000.00)	(6,320,228.54)	5-Dec-17	28-Dec-17	28-Dec-20

	BOND/SELL INR/IBRD/GDIF/1120INR00.00	0000014160	INR	(205,000,000.00)	(2,772,462.01)	27-Oct-15	27-Nov-15	30-Nov-20

Sub-total Maturing Borrowings				(5,325,300,000.00)	(72,103,314.40)

Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/1020JPY0.08125	0000010998	JPY	(10,000,000,000.00)	(94,912,680.33)	11-Oct-11	19-Oct-11	19-Oct-20

	BOND/SELL JPY/IBRD/GDIF/1020JPY.08125A	0000011010	JPY	(10,000,000,000.00)	(95,360,701.85)	19-Oct-11	26-Oct-11	26-Oct-20

	BOND/SELL JPY/IBRD/GDIF/1220JPYSTR04	0000014190	JPY	(300,000,000.00)	(2,881,705.97)	11-Nov-15	7-Dec-15	8-Dec-20

	BOND/SELL JPY/IBRD/GDIF/1120JPYSTR06	0000016239	JPY	(593,000,000.00)	(5,693,984.35)	19-Nov-18	28-Nov-18	27-Nov-20

	BOND/SELL JPY/IBRD/GDIF/1120JPYSTR04	0000014141	JPY	(300,000,000.00)	(2,850,491.71)	19-Oct-15	9-Nov-15	10-Nov-20

	BOND/SELL JPY/IBRD/GDIF/1020JPYSTR	0000014107	JPY	(300,000,000.00)	(2,841,178.14)	28-Sep-15	19-Oct-15	20-Oct-20

Sub-total Maturing Borrowings				(21,493,000,000.00)	(204,540,742.36)

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/GDIF/1020KZT09.50	0000016195	KZT	(7,500,000,000.00)	(17,517,634.42)	11-Oct-18	19-Oct-18	19-Oct-20

	BOND/SELL KZT/IBRD/GDIF/1020KZT09.50	0000016216	KZT	(8,000,000,000.00)	(18,685,476.71)	2-Nov-18	9-Nov-18	19-Oct-20

Sub-total Maturing Borrowings				(15,500,000,000.00)	(36,203,111.13)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Malaysian Ringgit

	BOND/SELL MYR/IBRD/GDIF/1020MYR02.25	0000015580	MYR	(50,000,000.00)	(12,007,684.92)	5-Oct-17	12-Oct-17	2-Oct-20

	BOND/SELL MYR/IBRD/GDIF/1020MYR02.25	0000015654	MYR	(30,000,000.00)	(7,204,610.95)	9-Nov-17	16-Nov-17	2-Oct-20

Sub-total Maturing Borrowings				(80,000,000.00)	(19,212,295.87)

Polish Zloty

	BOND/SELL PLN/IBRD/GDIF/1020PLN01.50	0000015642	PLN	(50,000,000.00)	(12,641,425.95)	2-Nov-17	9-Nov-17	30-Oct-20

	BOND/SELL PLN/IBRD/GDIF/1020PLN01.50	0000016213	PLN	(50,000,000.00)	(12,641,425.95)	30-Oct-18	6-Nov-18	30-Oct-20

Sub-total Maturing Borrowings				(100,000,000.00)	(25,282,851.91)

Russian Rouble

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000014961	RUB	(750,000,000.00)	(9,879,795.82)	16-Nov-16	23-Nov-16	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000014985	RUB	(500,000,000.00)	(6,586,530.55)	30-Nov-16	7-Dec-16	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015006	RUB	(750,000,000.00)	(9,879,795.82)	7-Dec-16	14-Dec-16	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015032	RUB	(750,000,000.00)	(9,879,795.82)	20-Dec-16	29-Dec-16	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015043	RUB	(1,000,000,000.00)	(13,173,061.09)	4-Jan-17	11-Jan-17	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015085	RUB	(500,000,000.00)	(6,586,530.55)	25-Jan-17	1-Feb-17	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015117	RUB	(750,000,000.00)	(9,879,795.82)	13-Feb-17	21-Feb-17	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015205	RUB	(1,000,000,000.00)	(13,173,061.09)	24-Mar-17	31-Mar-17	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015279	RUB	(1,000,000,000.00)	(13,173,061.09)	9-May-17	16-May-17	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015375	RUB	(1,000,000,000.00)	(13,173,061.09)	28-Jun-17	6-Jul-17	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015636	RUB	(1,000,000,000.00)	(13,173,061.09)	1-Nov-17	8-Nov-17	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1220RUB05.75	0000015682	RUB	(34,400,000.00)	(456,693.75)	24-Nov-17	21-Dec-17	22-Dec-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015762	RUB	(2,000,000,000.00)	(26,346,122.18)	9-Jan-18	17-Jan-18	23-Nov-20

	BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015885	RUB	(500,000,000.00)	(6,586,530.55)	15-Mar-18	22-Mar-18	23-Nov-20

Sub-total Maturing Borrowings				(11,534,400,000.00)	(151,946,896.29)

Swedish Krona

	BOND/SELL SEK/IBRD/GDIF/1120SEK03.50	0000010415	SEK	(100,000,000.00)	(11,236,965.12)	22-Oct-10	2-Nov-10	2-Nov-20

Sub-total Maturing Borrowings				(100,000,000.00)	(11,236,965.12)

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000014906	TRY	(6,000,000.00)	(712,504.45)	25-Oct-16	2-Nov-16	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000014975	TRY	(6,000,000.00)	(712,504.45)	23-Nov-16	2-Dec-16	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015082	TRY	(20,000,000.00)	(2,375,014.84)	24-Jan-17	31-Jan-17	2-Nov-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015140	TRY	(10,000,000.00)	(1,187,507.42)	27-Feb-17	6-Mar-17	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015449	TRY	(8,000,000.00)	(950,005.94)	3-Aug-17	10-Aug-17	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY10.55	0000015627	TRY	(5,000,000.00)	(628,986.20)	27-Oct-17	21-Nov-17	24-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015674	TRY	(10,000,000.00)	(1,187,507.42)	15-Nov-17	22-Nov-17	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1220TRY09.60	0000015614	TRY	(11,300,000.00)	(1,442,863.25)	23-Oct-17	29-Nov-17	3-Dec-20

	BOND/SELL TRY/IBRD/GDIF/1220TRY11.05	0000015668	TRY	(5,000,000.00)	(637,267.40)	14-Nov-17	29-Nov-17	1-Dec-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015684	TRY	(10,000,000.00)	(1,187,507.42)	27-Nov-17	4-Dec-17	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015712	TRY	(5,000,000.00)	(593,753.71)	12-Dec-17	19-Dec-17	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1220TRY11.41	0000015708	TRY	(296,990,000.00)	(38,697,782.29)	11-Dec-17	21-Dec-17	21-Dec-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015751	TRY	(8,000,000.00)	(950,005.94)	5-Jan-18	12-Jan-18	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015830	TRY	(5,000,000.00)	(593,753.71)	8-Feb-18	15-Feb-18	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000016011	TRY	(10,000,000.00)	(1,187,507.42)	6-Jun-18	13-Jun-18	2-Nov-20

	BOND/SELL TRY/IBRD/GDIF/1220TRY11.25	0000016013	TRY	(50,000,000.00)	(6,368,493.79)	7-Jun-18	14-Jun-18	14-Dec-20

	BOND/SELL TRY/IBRD/GDIF/1220TRY00.00	0000015651	TRY	(33,700,000.00)	(4,418,513.18)	7-Nov-17	21-Dec-17	22-Dec-20

Sub-total Maturing Borrowings				(499,990,000.00)	(63,831,478.85)

United States Dollar

	BOND/SELL USD/IBRD/GDIF/1020USD01.225	0000011810	USD	(38,000,000.00)	(38,000,000.00)	27-Nov-12	14-Dec-12	14-Oct-20

	BOND/SELL USD/IBRD/GDIF/1220USD01.337	0000011873	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-12	21-Dec-12	21-Dec-20

	BOND/SELL USD/IBRD/GDIF/1120USD02.125	0000012682	USD	(3,000,000,000.00)	(3,000,000,000.00)	24-Oct-13	1-Nov-13	1-Nov-20

	BOND/SELL USD/IBRD/GDIF/1120USD01.20	0000014104	USD	(1,000,000.00)	(1,000,000.00)	24-Sep-15	2-Nov-15	4-Nov-20

	BOND/SELL USD/IBRD/GDIF/1120USDSTR02	0000014162	USD	(150,000,000.00)	(150,000,000.00)	28-Oct-15	16-Nov-15	16-Nov-20

	BOND/SELL USD/IBRD/GDIF/1120USD02.125	0000014311	USD	(100,000,000.00)	(100,000,000.00)	27-Jan-16	5-Feb-16	1-Nov-20

	BOND/SELL USD/IBRD/GDIF/1220USD01.20	0000014679	USD	(40,000,000.00)	(40,000,000.00)	20-Jul-16	28-Jul-16	1-Dec-20

	BOND/SELL USD/IBRD/GDIF/1020USDFRN	0000014844	USD	(500,000,000.00)	(500,000,000.00)	5-Oct-16	13-Oct-16	13-Oct-20

	BOND/SELL USD/IBRD/GDIF/1020USDFRN	0000015130	USD	(100,000,000.00)	(100,000,000.00)	22-Feb-17	1-Mar-17	13-Oct-20

	BOND/SELL USD/IBRD/GDIF/1020USD01.77	0000015214	USD	(10,000,000.00)	(10,000,000.00)	29-Mar-17	19-Apr-17	19-Oct-20

	BOND/SELL USD/IBRD/GDIF/1020USDSTR06	0000015541	USD	(50,000,000.00)	(50,000,000.00)	18-Sep-17	5-Oct-17	5-Oct-20

	BOND/SELL USD/IBRD/GDIF/1120USDSTR10	0000015618	USD	(300,000,000.00)	(300,000,000.00)	24-Oct-17	9-Nov-17	9-Nov-20

	BOND/SELL USD/IBRD/GDIF/1020USD02.92	0000016170	USD	(200,000,000.00)	(200,000,000.00)	26-Sep-18	3-Oct-18	1-Oct-20

	BOND/SELL USD/IBRD/GDIF/1120USD02.90	0000016196	USD	(20,030,000.00)	(20,030,000.00)	11-Oct-18	18-Oct-18	1-Nov-20

Sub-total Maturing Borrowings				(4,609,030,000.00)	(4,609,030,000.00)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

South African Rand

	BOND/SELL ZAR/IBRD/GDIF/1120ZAR08.20	0000014200	ZAR	(200,000,000.00)	(13,116,517.30)	13-Nov-15	25-Nov-15	25-Nov-20

Sub-total Maturing Borrowings				(200,000,000.00)	(13,116,517.30)

Total Maturing Borrowings					(8,841,403,910.68)

Early Retirement

Euro Currency

	BOND/BUY EUR/IBRD/GDIF/1033EURSTR	0000017491	EUR	(125,000,000.00)	(147,543,750.00)	18-Sep-20	9-Oct-20	9-Oct-33

	BOND/BUY EUR/IBRD/GDIF/1249EURSTR	0000017565	EUR	(50,000,000.00)	(60,777,500.00)	20-Nov-20	14-Dec-20	13-Dec-49

	BOND/BUY EUR/IBRD/GDIF/1239EURSTR	0000017566	EUR	(40,000,000.00)	(48,622,000.00)	20-Nov-20	14-Dec-20	12-Dec-39

	BOND/BUY EUR/IBRD/GDIF/1038EURSTR	0000017490	EUR	(69,703,345.00)	(82,274,343.27)	18-Sep-20	9-Oct-20	9-Oct-38

Sub-total Early Retirement				(284,703,345.00)	(339,217,593.27)

Indonesian Rupiah

	BOND/BUY IDR/IBRD/GDIF/0821IDR07.45	0000017525	IDR	(310,000,000,000.00)	(21,160,409.56)	19-Oct-20	26-Oct-20	20-Aug-21

	BOND/BUY IDR/IBRD/PV MTN Non-Core (Non-Retail)/0323IDR06.00	31984	IDR	(144,100,000,000.00)	(10,212,615.17)	11-Dec-20	18-Dec-20	9-Mar-23

Sub-total Early Retirement				(454,100,000,000.00)	(31,373,024.72)

Indian Rupees

	BOND/BUY INR/IBRD/GDIF/1024INR04.65	0000017526	INR	(300,000,000.00)	(4,060,111.30)	21-Oct-20	28-Oct-20	16-Oct-24

	BOND/BUY INR/IBRD/GDIF/1024INR04.46	0000017560	INR	(70,000,000.00)	(945,322.54)	16-Nov-20	24-Nov-20	4-Oct-24

Sub-total Early Retirement				(370,000,000.00)	(5,005,433.85)

Japanese Yen

	BOND/BUY JPY/IBRD/GDIF/0123JPYSTR02	0000017498	JPY	(2,823,000,000.00)	(26,769,712.20)	29-Sep-20	13-Oct-20	13-Jan-23

	BOND/BUY JPY/IBRD/GDIF/0723JPYSTR04	0000017500	JPY	(1,453,000,000.00)	(13,782,309.70)	2-Oct-20	14-Oct-20	14-Jul-23

	BOND/BUY JPY/IBRD/GDIF/1144JPYSTR	0000017509	JPY	(100,000,000.00)	(959,646.85)	8-Oct-20	9-Nov-20	7-Nov-44

	BOND/BUY JPY/IBRD/GDIF/0221JPYSTR09	0000017512	JPY	(8,347,000,000.00)	(79,310,181.01)	9-Oct-20	10-Nov-20	10-Feb-21

	BOND/BUY JPY/IBRD/GDIF/0222JPYSTR02	0000017543	JPY	(1,510,000,000.00)	(14,490,667.43)	6-Nov-20	17-Nov-20	17-Feb-22

	BOND/BUY JPY/IBRD/GDIF/0823JPYSTR03	0000017561	JPY	(150,000,000.00)	(1,435,475.38)	10-Nov-20	25-Nov-20	25-Aug-23

	BOND/BUY JPY/IBRD/GDIF/1222JPYSTR06	0000017577	JPY	(4,220,000,000.00)	(40,526,265.25)	1-Dec-20	9-Dec-20	9-Dec-22

	BOND/BUY JPY/IBRD/GDIF/0923JPYSTR01	6248	JPY	(232,000,000.00)	(2,238,517.95)	4-Sep-18	29-Dec-20	28-Sep-23

	BOND/BUY JPY/IBRD/GDIF/1222JPYSTR05	6225	JPY	(451,000,000.00)	(4,351,601.70)	6-Dec-17	29-Dec-20	28-Dec-22

	BOND/BUY JPY/IBRD/GDIF/0922JPYSTR05	0000017582	JPY	(1,000,000,000.00)	(9,638,089.73)	3-Dec-20	14-Dec-20	12-Sep-22

	BOND/BUY JPY/IBRD/GDIF/0321JPYSTR19	0000017576	JPY	(591,000,000.00)	(5,702,431.49)	27-Nov-20	29-Dec-20	26-Mar-21

Sub-total Early Retirement				(20,877,000,000.00)	(199,204,898.69)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Mexican Peso

	BOND/BUY MXN/IBRD/GDIF/0727MXN00.00	0000017513	MXN	(211,000,000.00)	(9,927,543.05)	9-Oct-20	16-Oct-20	30-Jun-27

Sub-total Early Retirement				(211,000,000.00)	(9,927,543.05)

United States Dollar

	BOND/BUY USD/IBRD/GDIF/0634USDSTR01	0000017505	USD	(2,134,000.00)	(2,134,000.00)	6-Oct-20	14-Oct-20	30-Jun-34

	BOND/BUY USD/IBRD/GDIF/1029USDSTR02	0000017495	USD	(150,000,000.00)	(150,000,000.00)	25-Sep-20	26-Oct-20	24-Oct-29

	BOND/BUY USD/IBRD/GDIF/1029USDSTR03	0000017496	USD	(150,000,000.00)	(150,000,000.00)	25-Sep-20	26-Oct-20	24-Oct-29

	BOND/BUY USD/IBRD/GDIF/1022USDSTR08	0000017501	USD	(20,000,000.00)	(20,000,000.00)	5-Oct-20	26-Oct-20	24-Oct-22

	BOND/BUY USD/IBRD/GDIF/1022USDSTR11	0000017502	USD	(150,000,000.00)	(150,000,000.00)	5-Oct-20	28-Oct-20	28-Oct-22

	BOND/BUY USD/IBRD/GDIF/1026USDSTR	0000017533	USD	(15,838,000.00)	(15,838,000.00)	26-Oct-20	2-Nov-20	20-Oct-26

	BOND/BUY USD/IBRD/GDIF/1123USDSTR01	0000017535	USD	(150,000,000.00)	(150,000,000.00)	28-Oct-20	5-Nov-20	6-Nov-23

	BOND/BUY USD/IBRD/GDIF/1130USDSTR03	0000017523	USD	(10,000,000.00)	(10,000,000.00)	16-Oct-20	6-Nov-20	6-Nov-30

	BOND/BUY USD/IBRD/GDIF/1124USDSTR03	0000017529	USD	(300,000,000.00)	(300,000,000.00)	23-Oct-20	13-Nov-20	13-Nov-24

	BOND/BUY USD/IBRD/GDIF/1124USDSTR02	0000017536	USD	(5,000,000.00)	(5,000,000.00)	28-Oct-20	18-Nov-20	18-Nov-24

	BOND/BUY USD/IBRD/GDIF/1124USDSTR04	0000017537	USD	(500,000,000.00)	(500,000,000.00)	28-Oct-20	18-Nov-20	18-Nov-24

	BOND/BUY USD/IBRD/GDIF/1122USDSTR03	0000017538	USD	(25,000,000.00)	(25,000,000.00)	28-Oct-20	18-Nov-20	18-Nov-22

	BOND/BUY USD/IBRD/GDIF/0534USDSTR	0000017545	USD	(10,000,000.00)	(10,000,000.00)	6-Nov-20	30-Nov-20	30-May-34

	BOND/BUY USD/IBRD/GDIF/1224USDSTR02	0000017569	USD	(500,000,000.00)	(500,000,000.00)	23-Nov-20	14-Dec-20	12-Dec-24

	BOND/BUY USD/IBRD/GDIF/1224USDSTR03	0000017570	USD	(5,000,000.00)	(5,000,000.00)	23-Nov-20	15-Dec-20	15-Dec-24

	BOND/BUY USD/IBRD/GDIF/1222USDSTR	0000017574	USD	(50,000,000.00)	(50,000,000.00)	27-Nov-20	17-Dec-20	17-Dec-22

	BOND/BUY USD/IBRD/GDIF/1224USDSTR01	0000017581	USD	(20,000,000.00)	(20,000,000.00)	2-Dec-20	23-Dec-20	23-Dec-24

	BOND/BUY USD/IBRD/GDIF/1046USDSTR	0000017493	USD	(114,500,000.00)	(114,500,000.00)	22-Sep-20	20-Oct-20	20-Oct-46

	BOND/BUY USD/IBRD/GDIF/1046USDSTR03	0000017497	USD	(114,950,000.00)	(114,950,000.00)	29-Sep-20	27-Oct-20	27-Oct-46

	BOND/BUY USD/IBRD/GDIF/1146USDSTR02	0000017524	USD	(117,800,000.00)	(117,800,000.00)	16-Oct-20	16-Nov-20	16-Nov-46

	BOND/BUY USD/IBRD/GDIF/1146USDSTR03	0000017528	USD	(24,100,000.00)	(24,100,000.00)	21-Oct-20	18-Nov-20	18-Nov-46

	BOND/BUY USD/IBRD/GDIF/0428USDSTR01	0000017568	USD	(50,000,000.00)	(50,000,000.00)	23-Nov-20	2-Dec-20	6-Apr-28

Sub-total Early Retirement				(2,484,322,000.00)	(2,484,322,000.00)

Total Early Retirement					(3,069,050,493.57)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2020 through December 31 2020

Borrowing Type	Description	Trade Id/Murex Contract ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN21	0010440182	USD	200,000,000.00	200,000,000.00	1-Oct-20	1-Oct-20	15-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS1APR21	0010440183	USD	100,000,000.00	100,000,000.00	1-Oct-20	1-Oct-20	1-Apr-21

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010440187	USD	50,000,000.00	50,000,000.00	1-Oct-20	1-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN21	0010440189	USD	78,000,000.00	78,000,000.00	1-Oct-20	1-Oct-20	8-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010440190	USD	30,000,000.00	30,000,000.00	1-Oct-20	1-Oct-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN21	0010440180	USD	250,000,000.00	250,000,000.00	1-Oct-20	2-Oct-20	15-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS1APR21	0010440184	USD	50,000,000.00	50,000,000.00	1-Oct-20	2-Oct-20	1-Apr-21

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010440185	USD	50,000,000.00	50,000,000.00	1-Oct-20	2-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS31DEC20	0010440191	USD	25,000,000.00	25,000,000.00	1-Oct-20	2-Oct-20	31-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN21	0010440188	USD	50,000,000.00	50,000,000.00	1-Oct-20	5-Oct-20	8-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS10MAR21	0010440530	USD	100,000,000.00	100,000,000.00	8-Oct-20	8-Oct-20	10-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010440739	USD	65,000,000.00	65,000,000.00	9-Oct-20	13-Oct-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB21	0010440740	USD	10,000,000.00	10,000,000.00	9-Oct-20	13-Oct-20	4-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS11DEC20	0010440741	USD	65,000,000.00	65,000,000.00	9-Oct-20	14-Oct-20	11-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010440854	USD	100,000,000.00	100,000,000.00	14-Oct-20	14-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS13APR21	0010440855	USD	1,000,000.00	1,000,000.00	14-Oct-20	14-Oct-20	13-Apr-21

	DIN/SELL USD/IBRD/DIN IBRDUS27JAN21	0010440857	USD	100,000,000.00	100,000,000.00	14-Oct-20	14-Oct-20	27-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB21	0010440858	USD	100,000,000.00	100,000,000.00	14-Oct-20	14-Oct-20	1-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010440866	USD	100,873,000.00	100,873,000.00	14-Oct-20	14-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN21	0010440868	USD	30,000,000.00	30,000,000.00	14-Oct-20	14-Oct-20	8-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010440742	USD	10,000,000.00	10,000,000.00	9-Oct-20	15-Oct-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010441060	USD	50,000,000.00	50,000,000.00	15-Oct-20	15-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS21DEC20	0010441059	USD	30,000,000.00	30,000,000.00	15-Oct-20	22-Oct-20	21-Dec-20

Borrowing Type	Description	Trade Id/Murex Contract ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS10FEB21	0010441706	USD	30,000,000.00	30,000,000.00	29-Oct-20	29-Oct-20	10-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS22FEB21	0010441708	USD	30,000,000.00	30,000,000.00	29-Oct-20	29-Oct-20	22-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB21	0010441709	USD	100,000,000.00	100,000,000.00	29-Oct-20	29-Oct-20	3-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010441713	USD	151,789,000.00	151,789,000.00	29-Oct-20	29-Oct-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC20	0010441704	USD	50,000,000.00	50,000,000.00	29-Oct-20	30-Oct-20	24-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS4MAY21	0010441710	USD	50,000,000.00	50,000,000.00	29-Oct-20	30-Oct-20	4-May-21

	DIN/SELL USD/IBRD/DIN IBRDUS12MAY21	0010441711	USD	25,000,000.00	25,000,000.00	29-Oct-20	30-Oct-20	12-May-21

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN21	0010441714	USD	100,000,000.00	100,000,000.00	29-Oct-20	30-Oct-20	8-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010441705	USD	115,000,000.00	115,000,000.00	29-Oct-20	4-Nov-20	30-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS11JAN21	0010442163	USD	50,000,000.00	50,000,000.00	5-Nov-20	5-Nov-20	11-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS25JAN21	0010442171	USD	100,000,000.00	100,000,000.00	5-Nov-20	5-Nov-20	25-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS5FEB21	0010442173	USD	100,000,000.00	100,000,000.00	5-Nov-20	5-Nov-20	5-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB21	0010442174	USD	3,500,000.00	3,500,000.00	5-Nov-20	5-Nov-20	1-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN21	0010442177	USD	100,000,000.00	100,000,000.00	5-Nov-20	5-Nov-20	15-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS25JAN21	0010442175	USD	250,000,000.00	250,000,000.00	5-Nov-20	6-Nov-20	25-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN21	0010442176	USD	250,000,000.00	250,000,000.00	5-Nov-20	6-Nov-20	28-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB21	0010442178	USD	1,000,000.00	1,000,000.00	5-Nov-20	6-Nov-20	4-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN21	0010442166	USD	45,000,000.00	45,000,000.00	5-Nov-20	9-Nov-20	8-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS7JAN21	0010442170	USD	57,175,000.00	57,175,000.00	5-Nov-20	9-Nov-20	7-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS30DEC20	0010442172	USD	120,000,000.00	120,000,000.00	5-Nov-20	9-Nov-20	30-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN21	0010442262	USD	100,000,000.00	100,000,000.00	6-Nov-20	9-Nov-20	15-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB21	0010442264	USD	100,000,000.00	100,000,000.00	6-Nov-20	9-Nov-20	12-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS10FEB21	0010442268	USD	30,000,000.00	30,000,000.00	6-Nov-20	9-Nov-20	10-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN21	0010442273	USD	100,000,000.00	100,000,000.00	6-Nov-20	9-Nov-20	14-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS9FEB21	0010442778	USD	50,000,000.00	50,000,000.00	13-Nov-20	13-Nov-20	9-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS29JAN21	0010442782	USD	25,000,000.00	25,000,000.00	13-Nov-20	13-Nov-20	29-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS8FEB21	0010442787	USD	40,000,000.00	40,000,000.00	13-Nov-20	13-Nov-20	8-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN21	0010442773	USD	95,000,000.00	95,000,000.00	13-Nov-20	16-Nov-20	15-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS12APR21	0010442786	USD	100,000,000.00	100,000,000.00	13-Nov-20	16-Nov-20	12-Apr-21

	DIN/SELL USD/IBRD/DIN IBRDUS8FEB21	0010442777	USD	50,000,000.00	50,000,000.00	13-Nov-20	17-Nov-20	8-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS18FEB21	0010442833	USD	150,000,000.00	150,000,000.00	16-Nov-20	17-Nov-20	18-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS16FEB21	0010442883	USD	100,000,000.00	100,000,000.00	16-Nov-20	17-Nov-20	16-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR21	0010443021	USD	100,000,000.00	100,000,000.00	17-Nov-20	17-Nov-20	29-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB21	0010442780	USD	100,000,000.00	100,000,000.00	13-Nov-20	18-Nov-20	12-Feb-21

Borrowing Type	Description	Trade Id/Murex Contract ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS29JAN21	0010443090	USD	30,000,000.00	30,000,000.00	18-Nov-20	18-Nov-20	29-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS19JAN21	0010442774	USD	50,000,000.00	50,000,000.00	13-Nov-20	20-Nov-20	19-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS20JAN21	0010442779	USD	78,500,000.00	78,500,000.00	13-Nov-20	20-Nov-20	20-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS26FEB21	0010443202	USD	50,000,000.00	50,000,000.00	23-Nov-20	24-Nov-20	26-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB21	0010443203	USD	50,000,000.00	50,000,000.00	23-Nov-20	24-Nov-20	1-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS5MAR21	0010443204	USD	100,000,000.00	100,000,000.00	23-Nov-20	24-Nov-20	5-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB21	0010443206	USD	25,000,000.00	25,000,000.00	23-Nov-20	24-Nov-20	1-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS1MAR21	0010443207	USD	25,000,000.00	25,000,000.00	23-Nov-20	24-Nov-20	1-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS22FEB21	0010443208	USD	50,000,000.00	50,000,000.00	23-Nov-20	24-Nov-20	22-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB21	0010443209	USD	10,949,000.00	10,949,000.00	23-Nov-20	24-Nov-20	1-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS16APR21	0010443210	USD	25,000,000.00	25,000,000.00	23-Nov-20	24-Nov-20	16-Apr-21

	DIN/SELL USD/IBRD/DIN IBRDUS22FEB21	0010443212	USD	50,000,000.00	50,000,000.00	23-Nov-20	24-Nov-20	22-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS7APR21	0010443278	USD	100,000,000.00	100,000,000.00	24-Nov-20	24-Nov-20	7-Apr-21

	DIN/SELL USD/IBRD/DIN IBRDUS25MAY21	0010443282	USD	150,000,000.00	150,000,000.00	24-Nov-20	24-Nov-20	25-May-21

	DIN/SELL USD/IBRD/DIN IBRDUS19JAN21	0010443211	USD	35,000,000.00	35,000,000.00	23-Nov-20	25-Nov-20	19-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN21	0010443260	USD	50,000,000.00	50,000,000.00	24-Nov-20	25-Nov-20	22-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS22FEB21	0010443261	USD	75,000,000.00	75,000,000.00	24-Nov-20	25-Nov-20	22-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN21	0010443262	USD	25,000,000.00	25,000,000.00	24-Nov-20	25-Nov-20	4-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS24FEB21	0010443277	USD	50,000,000.00	50,000,000.00	24-Nov-20	25-Nov-20	24-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN21	0010443279	USD	80,000,000.00	80,000,000.00	24-Nov-20	25-Nov-20	22-Jan-21

	DIN/SELL USD/IBRD/DIN IBRDUS3FEB21	0010443280	USD	35,000,000.00	35,000,000.00	24-Nov-20	25-Nov-20	3-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR21	0010443281	USD	100,000,000.00	100,000,000.00	24-Nov-20	25-Nov-20	15-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS25MAY21	0010443284	USD	150,000,000.00	150,000,000.00	24-Nov-20	25-Nov-20	25-May-21

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB21	0010443826	USD	100,000,000.00	100,000,000.00	1-Dec-20	1-Dec-20	12-Feb-21

	DIN/SELL USD/IBRD/DIN IBRDUS29MAR21	0010443827	USD	100,000,000.00	100,000,000.00	1-Dec-20	1-Dec-20	29-Mar-21

	DIN/SELL USD/IBRD/DIN IBRDUS30DEC20	0010443283	USD	115,000,000.00	115,000,000.00	24-Nov-20	1-Dec-20	30-Dec-20

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210302 WB	31256	USD	25,000,000.00	25,000,000.00	10-Dec-20	11-Dec-20	2-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210309 WB	30566	USD	250,000,000.00	250,000,000.00	9-Dec-20	10-Dec-20	9-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210311 WB	38892	USD	400,000,000.00	400,000,000.00	17-Dec-20	21-Dec-20	11-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210312 WB	30562	USD	30,000,000.00	30,000,000.00	9-Dec-20	11-Dec-20	12-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210312 WB	31258	USD	25,000,000.00	25,000,000.00	10-Dec-20	11-Dec-20	12-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210312 WB	31967	USD	25,000,000.00	25,000,000.00	11-Dec-20	14-Dec-20	12-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210319 WB	30563	USD	200,000,000.00	200,000,000.00	9-Dec-20	10-Dec-20	19-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210324 WB	31260	USD	50,000,000.00	50,000,000.00	10-Dec-20	11-Dec-20	24-Mar-21

Borrowing Type	Description	Trade Id/Murex Contract ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	31257	USD	50,000,000.00	50,000,000.00	10-Dec-20	14-Dec-20	26-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	31968	USD	250,000,000.00	250,000,000.00	11-Dec-20	14-Dec-20	26-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	31971	USD	50,000,000.00	50,000,000.00	11-Dec-20	14-Dec-20	26-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210326 WB	31975	USD	25,000,000.00	25,000,000.00	11-Dec-20	14-Dec-20	26-Mar-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	31976	USD	100,000,000.00	100,000,000.00	11-Dec-20	15-Dec-20	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210601 WB	30558	USD	100,000,000.00	100,000,000.00	9-Dec-20	10-Dec-20	1-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210601 WB	30560	USD	100,000,000.00	100,000,000.00	9-Dec-20	10-Dec-20	1-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210610 WB	31266	USD	250,000,000.00	250,000,000.00	10-Dec-20	11-Dec-20	10-Jun-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15MAR21	31970	USD	50,000,000.00	50,000,000.00	11-Dec-20	15-Dec-20	15-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1MAR21	30559	USD	100,000,000.00	100,000,000.00	9-Dec-20	10-Dec-20	1-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1MAR21	31255	USD	50,000,000.00	50,000,000.00	10-Dec-20	11-Dec-20	1-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1MAR21	31259	USD	30,000,000.00	30,000,000.00	10-Dec-20	11-Dec-20	1-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	31254	USD	15,000,000.00	15,000,000.00	10-Dec-20	11-Dec-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	31263	USD	30,000,000.00	30,000,000.00	10-Dec-20	14-Dec-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	31264	USD	45,000,000.00	45,000,000.00	10-Dec-20	15-Dec-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4FEB21	31265	USD	20,000,000.00	20,000,000.00	10-Dec-20	18-Dec-20	4-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5FEB21	30561	USD	15,000,000.00	15,000,000.00	9-Dec-20	11-Dec-20	5-Feb-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5MAR21	31969	USD	50,000,000.00	50,000,000.00	11-Dec-20	14-Dec-20	5-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5MAR21	31972	USD	25,000,000.00	25,000,000.00	11-Dec-20	14-Dec-20	5-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS5MAR21	31974	USD	100,000,000.00	100,000,000.00	11-Dec-20	14-Dec-20	5-Mar-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS8FEB21	31261	USD	30,000,000.00	30,000,000.00	10-Dec-20	11-Dec-20	8-Feb-21

Sub-total New Borrowings				8,712,786,000.00	8,712,786,000.00

Total New Borrowings					8,712,786,000.00

Maturing Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT20	0010422763	USD	(100,000,000.00)	(100,000,000.00)	19-Mar-20	19-Mar-20	1-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT20	0010424655	USD	(100,000,000.00)	(100,000,000.00)	7-Apr-20	9-Apr-20	1-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT20	0010425152	USD	(100,000,000.00)	(100,000,000.00)	9-Apr-20	9-Apr-20	1-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT20	0010425161	USD	(100,000,000.00)	(100,000,000.00)	9-Apr-20	9-Apr-20	1-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT20	0010425181	USD	(10,000,000.00)	(10,000,000.00)	9-Apr-20	9-Apr-20	9-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT20	0010425196	USD	(50,000,000.00)	(50,000,000.00)	9-Apr-20	9-Apr-20	1-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT20	0010427098	USD	(150,000,000.00)	(150,000,000.00)	5-May-20	5-May-20	1-Oct-20

Borrowing Type	Description	Trade Id/Murex Contract ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010428725	USD	(100,000,000.00)	(100,000,000.00)	18-May-20	19-May-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT20	0010428733	USD	(40,000,000.00)	(40,000,000.00)	18-May-20	19-May-20	1-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT20	0010428760	USD	(200,000,000.00)	(200,000,000.00)	19-May-20	19-May-20	15-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010428767	USD	(100,000,000.00)	(100,000,000.00)	19-May-20	19-May-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010428769	USD	(100,000,000.00)	(100,000,000.00)	19-May-20	19-May-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS14OCT20	0010428853	USD	(25,000,000.00)	(25,000,000.00)	20-May-20	20-May-20	14-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS26OCT20	0010428857	USD	(100,000,000.00)	(100,000,000.00)	20-May-20	20-May-20	26-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010428859	USD	(100,000,000.00)	(100,000,000.00)	20-May-20	20-May-20	2-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010429123	USD	(100,000,000.00)	(100,000,000.00)	26-May-20	26-May-20	2-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT20	0010429374	USD	(100,000,000.00)	(100,000,000.00)	27-May-20	28-May-20	28-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010429375	USD	(100,000,000.00)	(100,000,000.00)	27-May-20	28-May-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010429856	USD	(100,000,000.00)	(100,000,000.00)	1-Jun-20	1-Jun-20	2-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS2OCT20	0010429908	USD	(1,000,000.00)	(1,000,000.00)	2-Jun-20	2-Jun-20	2-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS2OCT20	0010429954	USD	(60,000,000.00)	(60,000,000.00)	2-Jun-20	2-Jun-20	2-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT20	0010433529	USD	(50,000,000.00)	(50,000,000.00)	2-Jul-20	2-Jul-20	9-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT20	0010433869	USD	(150,000,000.00)	(150,000,000.00)	7-Jul-20	7-Jul-20	5-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010434075	USD	(100,000,000.00)	(100,000,000.00)	8-Jul-20	8-Jul-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV20	0010434718	USD	(150,000,000.00)	(150,000,000.00)	14-Jul-20	14-Jul-20	13-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT20	0010434741	USD	(50,000,000.00)	(50,000,000.00)	14-Jul-20	14-Jul-20	5-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010434743	USD	(65,000,000.00)	(65,000,000.00)	14-Jul-20	14-Jul-20	2-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010434724	USD	(100,000,000.00)	(100,000,000.00)	14-Jul-20	15-Jul-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS28OCT20	0010434746	USD	(150,000,000.00)	(150,000,000.00)	14-Jul-20	15-Jul-20	28-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010434747	USD	(150,000,000.00)	(150,000,000.00)	14-Jul-20	15-Jul-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS26OCT20	0010434910	USD	(100,000,000.00)	(100,000,000.00)	15-Jul-20	15-Jul-20	26-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010434911	USD	(100,000,000.00)	(100,000,000.00)	15-Jul-20	15-Jul-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010434924	USD	(100,000,000.00)	(100,000,000.00)	15-Jul-20	15-Jul-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010435315	USD	(100,000,000.00)	(100,000,000.00)	22-Jul-20	22-Jul-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV20	0010435316	USD	(100,000,000.00)	(100,000,000.00)	22-Jul-20	22-Jul-20	13-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010435317	USD	(100,000,000.00)	(100,000,000.00)	22-Jul-20	22-Jul-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010435311	USD	(200,000,000.00)	(200,000,000.00)	22-Jul-20	23-Jul-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010436020	USD	(50,000,000.00)	(50,000,000.00)	6-Aug-20	6-Aug-20	2-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS26OCT20	0010436022	USD	(100,000,000.00)	(100,000,000.00)	6-Aug-20	6-Aug-20	26-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS18NOV20	0010436025	USD	(100,000,000.00)	(100,000,000.00)	6-Aug-20	6-Aug-20	18-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV20	0010436028	USD	(30,000,000.00)	(30,000,000.00)	6-Aug-20	6-Aug-20	2-Nov-20

Borrowing Type	Description	Trade Id/Murex Contract ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010436021	USD	(30,000,000.00)	(30,000,000.00)	6-Aug-20	7-Aug-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010436023	USD	(100,000,000.00)	(100,000,000.00)	6-Aug-20	7-Aug-20	30-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010436024	USD	(50,000,000.00)	(50,000,000.00)	6-Aug-20	7-Aug-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010436026	USD	(50,000,000.00)	(50,000,000.00)	6-Aug-20	7-Aug-20	30-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010436032	USD	(230,000,000.00)	(230,000,000.00)	6-Aug-20	7-Aug-20	30-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010436541	USD	(125,000,000.00)	(125,000,000.00)	12-Aug-20	12-Aug-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010436542	USD	(100,000,000.00)	(100,000,000.00)	12-Aug-20	12-Aug-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS10NOV20	0010436565	USD	(1,000,000.00)	(1,000,000.00)	12-Aug-20	13-Aug-20	10-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010436865	USD	(100,000,000.00)	(100,000,000.00)	17-Aug-20	17-Aug-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS20NOV20	0010436866	USD	(30,000,000.00)	(30,000,000.00)	17-Aug-20	17-Aug-20	20-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT20	0010436867	USD	(25,000,000.00)	(25,000,000.00)	17-Aug-20	17-Aug-20	5-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010436869	USD	(100,000,000.00)	(100,000,000.00)	17-Aug-20	17-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010436884	USD	(50,000,000.00)	(50,000,000.00)	17-Aug-20	18-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS14OCT20	0010436850	USD	(25,000,000.00)	(25,000,000.00)	17-Aug-20	19-Aug-20	14-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS13OCT20	0010436868	USD	(25,000,000.00)	(25,000,000.00)	17-Aug-20	19-Aug-20	13-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010437430	USD	(50,000,000.00)	(50,000,000.00)	21-Aug-20	21-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010437431	USD	(75,000,000.00)	(75,000,000.00)	21-Aug-20	21-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS1DEC20	0010437432	USD	(50,000,000.00)	(50,000,000.00)	21-Aug-20	21-Aug-20	1-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010437433	USD	(300,000,000.00)	(300,000,000.00)	21-Aug-20	21-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010437436	USD	(30,000,000.00)	(30,000,000.00)	21-Aug-20	21-Aug-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010437440	USD	(50,000,000.00)	(50,000,000.00)	21-Aug-20	21-Aug-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS20OCT20	0010437443	USD	(2,000,000.00)	(2,000,000.00)	21-Aug-20	21-Aug-20	20-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS21OCT20	0010437434	USD	(50,000,000.00)	(50,000,000.00)	21-Aug-20	24-Aug-20	21-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010437488	USD	(100,000,000.00)	(100,000,000.00)	25-Aug-20	25-Aug-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS23NOV20	0010437489	USD	(50,000,000.00)	(50,000,000.00)	25-Aug-20	25-Aug-20	23-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010437492	USD	(50,000,000.00)	(50,000,000.00)	25-Aug-20	25-Aug-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010437493	USD	(30,000,000.00)	(30,000,000.00)	25-Aug-20	25-Aug-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS23NOV20	0010437495	USD	(25,000,000.00)	(25,000,000.00)	25-Aug-20	25-Aug-20	23-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS19OCT20	0010437435	USD	(45,000,000.00)	(45,000,000.00)	21-Aug-20	26-Aug-20	19-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010437490	USD	(50,000,000.00)	(50,000,000.00)	25-Aug-20	26-Aug-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS23NOV20	0010437491	USD	(50,000,000.00)	(50,000,000.00)	25-Aug-20	26-Aug-20	23-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010437494	USD	(250,000,000.00)	(250,000,000.00)	25-Aug-20	26-Aug-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC20	0010437681	USD	(75,000,000.00)	(75,000,000.00)	31-Aug-20	1-Sep-20	4-Dec-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010437982	USD	(30,000,000.00)	(30,000,000.00)	1-Sep-20	2-Sep-20	30-Nov-20

Borrowing Type	Description	Trade Id/Murex Contract ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010438244	USD	(100,000,000.00)	(100,000,000.00)	8-Sep-20	8-Sep-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV20	0010438245	USD	(1,000,000.00)	(1,000,000.00)	8-Sep-20	8-Sep-20	6-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010438732	USD	(40,000,000.00)	(40,000,000.00)	14-Sep-20	14-Sep-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV20	0010438735	USD	(20,000,000.00)	(20,000,000.00)	14-Sep-20	16-Sep-20	9-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV20	0010438938	USD	(4,000,000.00)	(4,000,000.00)	15-Sep-20	16-Sep-20	13-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS25NOV20	0010440190	USD	(30,000,000.00)	(30,000,000.00)	1-Oct-20	1-Oct-20	25-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT20	0010440739	USD	(65,000,000.00)	(65,000,000.00)	9-Oct-20	13-Oct-20	30-Oct-20

	DIN/SELL USD/IBRD/DIN IBRDUS16NOV20	0010440742	USD	(10,000,000.00)	(10,000,000.00)	9-Oct-20	15-Oct-20	16-Nov-20

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV20	0010441705	USD	(115,000,000.00)	(115,000,000.00)	29-Oct-20	4-Nov-20	30-Nov-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS10DEC20	6071	USD	(100,000,000.00)	(100,000,000.00)	2-Sep-20	3-Sep-20	10-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS11DEC20	6068	USD	(25,000,000.00)	(25,000,000.00)	25-Aug-20	25-Aug-20	11-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS11DEC20	6098	USD	(65,000,000.00)	(65,000,000.00)	9-Oct-20	14-Oct-20	11-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS14DEC20	6062	USD	(20,000,000.00)	(20,000,000.00)	12-Aug-20	12-Aug-20	14-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS14DEC20	6083	USD	(50,000,000.00)	(50,000,000.00)	18-Sep-20	18-Sep-20	14-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS15DEC20	6084	USD	(50,000,000.00)	(50,000,000.00)	18-Sep-20	21-Sep-20	15-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS16DEC20	6076	USD	(30,000,000.00)	(30,000,000.00)	14-Sep-20	14-Sep-20	16-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS17DEC20	6073	USD	(500,000,000.00)	(500,000,000.00)	8-Sep-20	9-Sep-20	17-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS21DEC20	6105	USD	(30,000,000.00)	(30,000,000.00)	15-Oct-20	22-Oct-20	21-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS24DEC20	6107	USD	(50,000,000.00)	(50,000,000.00)	29-Oct-20	30-Oct-20	24-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS30DEC20	6119	USD	(120,000,000.00)	(120,000,000.00)	5-Nov-20	9-Nov-20	30-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS30DEC20	6162	USD	(115,000,000.00)	(115,000,000.00)	24-Nov-20	1-Dec-20	30-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS31DEC20	6095	USD	(25,000,000.00)	(25,000,000.00)	1-Oct-20	2-Oct-20	31-Dec-20

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS7DEC20	6072	USD	(50,000,000.00)	(50,000,000.00)	8-Sep-20	10-Sep-20	7-Dec-20

Sub-total Maturing Borrowings				(7,899,000,000.00)	(7,899,000,000.00)

Total Maturing Borrowings					(7,899,000,000.00)